Form 10-K405, Exhibit 13
period 1996-12-31
INNKEEPERS USA TRUST/FL
filed 1997-03-31
CIK 926866

                                                                   Exhibit 13.1

                                                        INNKEEPERS USA TRUST 11

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
   Innkeepers USA Trust (the "Company") commenced operations on September 30, 1994. The Company owns an 81.9% equity interest in Innkeepers USA Limited Partnership (with its subsidiary partnerships, the "Partnership") at December 31, 1996 and has elected to be taxed as a real estate investment trust ("REIT"). The Partnership owns 32 Hotels (the "Hotels") in 14 states at December 31, 1996. The 32 Hotels are comprised of 20 Residence Inn by Marriott, 8 Hampton Inns, 2 Comfort Inns, 1 Sheraton Inn and 1 Holiday Inn Express.
   The Partnership leases the Hotels to JF Hotel, Inc. (or other entities under common ownership, collectively the "Lessee") pursuant to leases which provide for rent based, in substantial part, on the room revenues of the Hotels ("Percentage Leases"). The Lessee operates 21 of the Hotels, Residence Inn by Marriott, Inc., a wholly-owned subsidiary of Marriott International, Inc. operates nine of the hotels, and an unaffiliated party manages two of the hotels. The 11 managed hotels are managed under management agreements between the respective manager and the Lessee. The non Marriott-managed hotels operate under franchise licenses held by the Lessee, the cost of obtaining which was paid for by the Partnership. The right to operate the nine Marriott-managed Hotels as Residence Inns is contained in the Marriott management agreements. Continuing franchise and management fees are paid by the Lessee.
   The Company acquired the following hotel properties during the year ended December 31, 1996:


                                                     Number of
Hotel                                             Suites/Rooms
---------------------------------------------------------------------
Holiday Inn Express - Lexington, MA                        164
Residence Inn - Cherry Hill, NJ                             96
Residence Inn - Harrisburg, PA                              80
Comfort Inn - Woburn, MA (A)                               100
Residence Inn - Atlanta (Downtown), GA                     160
Hampton Inn - Norcross, GA                                 150
Residence Inn - San Mateo, CA                              159
Residence Inn - Silicon Valley I, CA                       231
Residence Inn - Silicon Valley II, CA                      247
Residence Inn - Denver (Downtown), CO                      156
Residence Inn - Wichita (East), KS                          64
Residence Inn - East Lansing, MI                            60
Residence Inn - Grand Rapids, MI                            96
Residence Inn - Portland, ME                                78

(A) To be converted to a Hampton Inn.

Hotels
   The following chart summarizes information regarding the Hotels at December 31, 1996.


                                                   Number of       Number of
Franchise Affiliation                       Hotel Properties           Rooms
----------------------------------------------------------------------------

Extended stay hotels:
   Residence Inn                                          20           2,323
----------------------------------------------------------------------------
Limited service hotels:
   Hampton Inn                                             8           1,059
   Comfort Inn                                             2             227
   Holiday Inn Express                                     1             164
----------------------------------------------------------------------------
                                                          11           1,450
Full service hotels:
   Sheraton Inn                                            1             139
----------------------------------------------------------------------------
Total                                                     32           3,912
============================================================================

   Pro forma revenue per available room ("REVPAR") for the Hotels, presented as if the acquisition of the Hotels had occurred at the beginning of the periods presented, increased 10.5% for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Results were excluded for such comparison for the Residence Inn -- Atlanta (Downtown), Georgia, the Residence Inn -- Portland, Maine, and the Hampton Inn -- Norcross, Georgia, each of which was initially opened in mid or late 1996, and the Comfort Inn -- Woburn, Massachusetts, which was closed for renovation during a portion of 1996. Management believes the growth in REVPAR at the Hotels reflects the results of the Company's focused acquisition strategy, the continued implementation of professional management techniques by the Lessee and third party management and improving industry conditions. The following table sets forth pro forma information with respect to occupancy, average daily rate ("ADR") and REVPAR for the year ended December 31, 1996 as compared to the year ended December 31, 1995. No assurance can be given that the trends reflected in the following table will continue or that occupancy, ADR and REVPAR will not decrease due to changes in national or local economic, hospitality or other industry conditions.


                       For the             For the
                     Year Ended          Year Ended     Percentage
              December 31, 1996   December 31, 1995         Change
------------------------------------------------------------------
Occupancy                 82.49%              79.74%           3.5%
ADR                      $82.28              $77.05            6.8%
REVPAR                   $67.87              $61.45           10.5%

Results of Operations
   The following is a discussion of the results of operations for the Company. The Company commenced operations on September 30, 1994. Consequently, comparison of the actual results for the year ended December 31, 1995 to the period September 30, 1994 (inception) through December 31, 1994 is not meaningful.

12 INNKEEPERS USA TRUST

The Company -- Actual
Comparison of the Year Ended December 31, 1996 ("1996") to the Year Ended December 31, 1995 ("1995")
   The Company had revenues of $28,377,000, consisting of $27,466,000 of Percentage Lease revenue from the Lessee and $911,000 of other revenue for 1996 compared with $11,465,000, $11,268,000 and $197,000, respectively, for 1995.
Depreciation and amortization, amortization of loan origination fees, and amortization of unearned trustees' compensation ("Depreciation and Amortization") were $8,424,000 in the aggregate for 1996 compared with $3,661,000 for 1995. Real estate and personal property taxes and property insurance were $2,803,000 for 1996 compared with $1,105,000 for 1995. Interest expense for 1996 was $5,839,000 compared with $1,989,000 for 1995. Interest expense for 1996 consisted primarily of interest incurred on borrowings outstanding under the Company's $70 million line of credit ("Line of Credit") and $30 million term loan ("Term Loan"). Interest expense for 1995 consisted primarily of interest incurred on borrowings outstanding under the Line of Credit and a mortgage note collateralized by one hotel property located in Florida (the "Florida Mortgage Note"). Net income before minority interest was $9,749,000, or $0.65 per share, for 1996 compared with $3,864,000, or $0.57 per share, for 1995. Funds from Operations (income before minority interest and depreciation) was $17,170,000, or $1.18 (weighted average) per share, for 1996 compared with $7,015,000, or $1.03 per share, for 1995.
   Percentage Lease revenue, Depreciation and Amortization, interest expense and real estate and personal property taxes and property insurance increased substantially for 1996 compared with 1995, primarily due to the number of hotels owned increasing from seven at January 1, 1995 to 18 at January 1, 1996 and to 32 at December 31, 1996.

September 30, 1994 (Inception) Through December 31, 1994
   For the period September 30, 1994 through December 31, 1994, the Company had revenues of $1,519,000, consisting of $1,480,000 of Percentage Lease revenue from the Lessee and $39,000 of other revenue. Depreciation and Amortization were $663,000. Real estate and personal property taxes and property insurance were $159,000. Interest expense was $61,000, which consisted solely of interest on the Florida Mortgage Note. Net income before minority interest was $420,000, or $0.08 per share. Funds from Operations was $900,000, or $0.17 per share.

The Company -- Pro Forma
   The following pro forma information is presented as if the acquisition of the Hotels had occurred at the beginning of the periods presented.

Comparison of 1996 to 1995
   Pro forma Percentage Lease revenue increased by approximately $5,650,000, or 14.8%, from $38,300,000 in 1995 to $43,950,000 in 1996 (including base rent of
$2,565,000, but no percentage rent, under the Percentage Leases for the three newly developed Hotels and one Hotel closed for a portion of 1996 due to renovation). The increase was primarily due to a 6.8% increase in ADR and a 3.5% increase in occupancy at the Hotels. As a percentage of total revenue, total pro forma expenses decreased from 72.0% for 1995 to 62.9% for 1996 as a result of expenses remaining relatively constant while pro forma total revenue increased.

Liquidity and Capital Resources
   The Company's principal source of liquidity is rent payments from the Lessee under the Percentage Leases, and the Company is dependent on the Lessee to make such payments to provide cash for additional hotel investment, debt service, distributions, capital expenditures on its hotels, and working capital. The Company believes that its cash provided by operations will be adequate to meet its liquidity needs, which primarily include funding distributions and paying operating expenses. The Company also currently expects to fund its growth objectives in part by accessing the capital markets and exchanging equity for hotel properties as necessary and as market conditions permit.
   Cash and cash equivalents at December 31, 1996 were $44,739,000, including approximately $287,000 which the Partnership is required, under the Percentage Leases, to make available to the Lessee for the replacement and refurbishment of furniture, fixtures and equipment. Additionally, cash and cash equivalents includes approximately $4,100,000 that is held in escrow to pay for insurance, taxes, and capital expenditures pertaining primarily to the thirteen Hotels that collateralize the Line of Credit and the eight Hotels that collateralize the Term Loan.
   Net cash provided by operating activities for the year ended December 31, 1996 was $17,194,000.
   Net cash used in investing activities was $109,714,000 for the year ended December 31, 1996. This was comprised primarily of the Company acquiring a Holiday Inn Express Hotel in Lexington, Massachusetts for approximately $7,000,000 in cash, Residence Inn Hotels in Cherry Hill, New Jersey and Harrisburg, Pennsylvania for an aggregate of approximately $16,800,000 in cash, a Comfort Inn Hotel (to be reflagged as a Hampton Inn after the completion of renovations) in Woburn, Massachusetts for approximately $3,000,000 in cash, a Residence Inn Hotel in Atlanta (Downtown), Georgia and a Hampton Inn in Norcross, Georgia for an aggregate of approximately $27,800,000 in cash, and seven Residence Inn Hotels ("DeBoer Residence Inns") (San Mateo, California, Silicon Valley I, California, Silicon Valley II, California, Denver (Downtown), Colorado, Wichita (East), Kansas, East Lansing, Michigan and Grand Rapids, Michigan) for approximately $38,367,000 in cash.

                                                        INNKEEPERS USA TRUST 13

The total purchase price for the DeBoer Residence Inns was $108,500,000 and also consisted of the assumption of approximately $24,936,000 in long-term indebtedness and the issuance of approximately $44,697,000 of preferred units of limited partnership interest in the partnership ("Preferred Units") and $500,000 of common units of limited partnership interest in the partnership ("Common Units"). Lastly, a Residence Inn Hotel in Portland, Maine was acquired for approximately $5,300,000 in cash and $859,000 in Common Units. The Company agreed with the sellers of the DeBoer Residence Inns that the Company would maintain for a period of up to ten years after the closing outstanding indebtedness of at least approximately $40 million, subject to reduction upon the occurrence of certain events, including certain redemptions or taxable transfers of Preferred Units. In the event that the Company fails to maintain the required indebtedness, the Company may be liable for the resulting income tax liabilities incurred by the sellers. In addition, the Company agreed generally not to dispose of any DeBoer Residence Inn in a taxable transaction for ten years after the closing.
   Net cash provided by financing activities was $135,166,000 for the year ended December 31, 1996, reflecting proceeds from long-term debt of $46,307,000, including $32,475,000 in borrowings under the Line of Credit, to (a) purchase the Holiday Inn Express Hotel in Lexington, Massachusetts, Residence Inn Hotels in Cherry Hill, New Jersey and Harrisburg, Pennsylvania and the Comfort Inn Hotel in Woburn, Massachusetts and (b) make deposits toward the purchase of the Residence Inn Hotel in Atlanta (Downtown), Georgia and the Hampton Inn in Norcross, Georgia. The Company also completed a 11,500,000 common share follow-on offering ("Offering"), receiving net proceeds of $117,038,000. A portion of the Offering proceeds were used to acquire the DeBoer Residence Inns and to complete the acquisition of the Residence Inn Hotels in Portland, Maine and Atlanta (Downtown), Georgia and the Hampton Inn in Norcross, Georgia. The Offering proceeds were also used to pay down the Line of Credit in the amount of approximately $11,800,000, and the remainder was invested in cash and cash equivalents.
   The Company (and the Partnership) paid an aggregate of $11,025,000 in distributions to holders of Common Shares, Common Units and Preferred Units during the year ended December 31, 1996. The Company paid distributions of $0.90 per Common Share and Common Unit in 1996. Annual preferred distributions of $1.10 are payable on each Preferred Unit, which may increase up to $1.155 for each Preferred Unit, based on increases in distributions payable on the Common Shares. The Preferred Units are convertible at any time into Common Units on a one-for-one basis. After the second anniversary of the closing of the DeBoer Residence Inns, the holders of the Preferred Units may redeem their Units for Common Shares of the Company or, at the election of the Company, an equivalent value of cash. Under federal income tax law provisions applicable to a REIT, the Company is required to distribute at least 95% of its taxable income to maintain its status as a REIT.
   In making additional investments in hotel properties, the Company may incur, or cause the Partnership to incur, indebtedness to make such investments. The Company may also incur indebtedness to meet distribution requirements imposed on a REIT under the Code to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. The Company's Declaration of Trust limits aggregate indebtedness to 50% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness (" Debt Limitation"). The Company's consolidated indebtedness is 31% of its investment in hotels, at cost, at December 31, 1996. At December 31, 1996, the Company had outstanding indebtedness of approximately $100,740,000. Approximately 48% of the Company's indebtedness at December 31, 1996 bore interest at a fixed rate.
   The Company's long-term debt at December 31, 1996 consisted of (a) the Florida Mortgage Note, and mortgage notes collateralized by one hotel property located in California (the "California Mortgage Note") and two hotel properties located in Michigan (the "Michigan Mortgage Note"), (b) outstanding borrowings under the Line of Credit and (c) the Term Loan. Twenty-five of the 32 hotels owned by the Company at December 31, 1996 collateralized this indebtedness.
   The Florida Mortgage Note is payable in equal monthly installments of $23,526 including interest at a fixed rate of 5.0% per annum through January 2002, at which time all outstanding principal and interest is due. The outstanding principal balance on the Florida Mortgage Note was approximately $3.6 million and $3.7 million at December 31, 1996 and 1995, respectively.
   The California Mortgage Note is payable in equal monthly installments of $141,331 including interest at a fixed rate of 10.35% per annum through June 2010, at which time all outstanding principal and interest is due. The outstanding principal balance on the California Mortgage Note was approximately $14.9 million at December 31, 1996.
   The Michigan Mortgage Note is payable in monthly interest only payments, at a variable interest rate based upon the 30-day yield of tax exempt securities selected by an independent party, through December 1, 2014, at which time all outstanding principal and interest is due. The Michigan Mortgage Note is also collateralized by irrevocable letters of credit collateralized by two hotel properties located in Michigan. The interest rate and outstanding principal balance on the Michigan Mortgage Note was 3.9% and $10.0 million, respectively, at December 31, 1996.
   Outstanding borrowings under the Line of Credit bear interest at the 30-day LIBOR rate plus 175 basis points. The interest rate on borrowings under the Line of Credit at December 31, 1996 was 7.1% and the Line of Credit expires March 1997. The outstanding principal balance on the Line of Credit was approximately $42.2 million and $11.9 million at December 31, 1996 and 1995, respectively.

14 INNKEEPERS USA TRUST

   The Company has negotiated and obtained from the Line of Credit lender a commitment for an amended and expanded line of credit, which is expected to close on or about April 1, 1997. The Company's Line of Credit will be increased to $190 million (from $70 million), of which $40 million will be uncollateralized. The maturity date on the amended Line of Credit would be extended to March 2001. The interest rate on the amended Line of Credit would remain at 175 basis points over the 30-day LIBOR rate for the collateralized portion and would be 195 basis points over the 30-day LIBOR rate for the uncollateralized portion.
   The Term Loan, obtained from the Line of Credit lender, matures in twenty years and bears interest at an 8.17% fixed annual rate. The Term Loan has scheduled principal amortization over a twenty-year term commencing on the second-year anniversary of the Term Loan. Interest on the outstanding principal balance of the Term Loan will accrue at 13.17% if the outstanding principal balance is not paid in full by the 12th year of the Term Loan. The Term Loan may be prepaid in full without penalty on and after the 12th anniversary of the closing of the loan, when the Company expects to pay off the loan in full. The outstanding principal balance on the Term Loan was $30 million at December 31, 1996 and 1995. The Term Loan is collateralized by eight Residence Inn Hotels.
   In March 1997, the Company fixed the interest rate on $42,000,000 of borrowings previously outstanding under the variable interest rate Line of Credit by refinancing such amounts as a Term Loan from the Line of Credit lender ("Second Term Loan"). The Second Term Loan bears interest at an 8.15% fixed annual rate. Interest on the outstanding principal balance of the Second Term Loan will begin to accrue at 13.15% if the outstanding principal balance is not paid in full beginning after the 12th anniversary of the closing of the Second Term Loan. The Second Term Loan may be prepaid in full without penalty on or after the 12th anniversary of the closing of the loan, when the Company expects to pay off the loan in full. The Second Term Loan has scheduled principal amortization over a twenty-year term commencing on the second anniversary of the closing of the loan. The Second Term Loan is collateralized by mortgages on eight hotels, including five hotels previously collateralizing the line of credit and three previously unencumbered hotels. Upon the closing of the Second Term Loan, the Company had fixed the interest rate on substantially all of its total outstanding indebtedness at that time.
   The Company, in the future, may seek to increase the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments, all in compliance with the Debt Limitation. Any debt incurred or issued by the Company may be secured or unsecured, short-term or long-term, fixed or variable interest rate and may be subject to such other terms as the Board of Trustees of the Company deems prudent.
   The Percentage Leases require the Partnership to make available to the Lessee an amount equal to 4.0% of room revenues from all of the Hotels, on a monthly basis, for the periodic replacement or refurbishment of furniture, fixtures and equipment at the Hotels. The Partnership made available to the Lessee approximately $6,412,000 for hotel renovations from September 30, 1994 to December 31, 1996. The Second Term Loan requires that the Partnership make available for such purposes at the Hotels collateralizing that loan 5% of room revenues from such Hotels. The Company intends to cause the expenditure of amounts in excess of such obligated amounts if necessary to comply with the reasonable requirements of any franchise agreement and otherwise to the extent that the Company deems such expenditures to be in the best interests of the Company.
   Management believes that the amounts required to be made available by the Partnership will be sufficient to meet required expenditures for furniture, fixtures and equipment at the Hotels. The Company currently intends to pay for the cost of capital improvements and any additional furniture, fixture and equipment requirements from undistributed cash or, to the extent that undistributed cash is insufficient to pay such costs, the Line of Credit. Provisions comparable to those described above in the Percentage Leases for the Hotels are expected to be included in the Percentage Lease for any other hotel in which the Company invests.
   In January 1996, the Company completed certain renovations to convert its Germantown, Maryland hotel to a Hampton Inn. The Company is in the process of converting the Comfort Inn Hotel in Woburn, Massachusetts to a Hampton Inn and has expended $439,000 at December 31, 1996 for such conversion. The Company anticipates that the Hotel will reopen as a Hampton Inn in May 1997.

Seasonality of Hotel Business
   The hotel industry is seasonal in nature. The Hotels' operations historically reflect higher occupancy rates and ADR during the second and third quarters for the 28 Hotels located outside of Florida and higher occupancy rates and ADR during the first and fourth quarters for three of the four Hotels located in Florida. To the extent that cash flow from operating activities from the Hotels for a quarter is insufficient to generate Percentage Lease revenue necessary to fund all of the distributions for such quarter, the Company may maintain the annual distribution rate by funding seasonal-related shortfalls with available cash or borrowings under the Line of Credit.

Inflation
   Operators of hotels, including the Lessee and any third-party manager retained by the Lessee, in general possess the ability to adjust room rates quickly. However, competitive pressures have limited and may in the future limit the ability of the Lessee and any third-party manager retained by the Lessee to raise room rates in response to inflation.

                                                        INNKEEPERS USA TRUST 15

                (in thousands, except share and per share data

December 31,                                                         1996                1995
---------------------------------------------------------------------------------------------
ASSETS
Investment in hotel properties:
   Land                                                         $  42,565           $  17,380
   Buildings and improvements                                     251,411             112,899
   Furniture and equipment                                         32,644              16,245
---------------------------------------------------------------------------------------------
                                                                  326,620             146,524
   Accumulated depreciation                                       (17,560)            (10,137)
---------------------------------------------------------------------------------------------
   Net investment in hotel properties                             309,060             136,387

Cash and cash equivalents                                          44,739               2,093
Due from Lessee                                                     3,541               2,048
Deferred expenses, net                                              2,718               2,300
Other assets                                                          299                 511
---------------------------------------------------------------------------------------------
       Total assets                                             $ 360,357           $ 143,339
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt                                                  $ 100,740           $  45,636
Accrued expenses -- public offering                                     0                 415
Accounts payable and other accrued expenses                           915                 431
Distributions payable                                               5,217               2,487
Minority interest in Partnership                                   45,880               6,124
--------------------------------------------------------------------------------------------
       Total liabilities                                          152,752              55,093
=============================================================================================

Commitments and contingencies (Note 6)

Shareholders' equity:
   Preferred Shares, $0.01 par value, 20,000,000 shares
     authorized, no shares issued or outstanding                        0                   0
   Common Shares, $0.01 par value, 100,000,000 shares
     authorized, 22,322,498 and 10,817,883 shares issued
     and outstanding at December 31, 1996 and December 31,
     1995, respectively                                               223                 108
   Additional paid-in capital                                     213,692              90,659
   Unearned trustees' compensation                                   (138)               (185)
   Distributions in excess of net earnings                         (6,172)             (2,336)
---------------------------------------------------------------------------------------------
       Total shareholders' equity                                 207,605              88,246
---------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity               $ 360,357           $ 143,339
=============================================================================================

             The accompanying notes are an integral part of these
                      consolidated financial statements.

16 INNKEEPERS USA TRUST


                 (in thousands, except share and per share data)

                                                                                             For the Period
                                                                                              September 30,
                                                                                                      1994
                                                                 Year                Year        (Inception)
                                                                Ended               Ended           Through
                                                         December 31,        December 31,      December 31,
                                                                 1996                1995              1994
-----------------------------------------------------------------------------------------------------------
Revenue:
   Percentage lease revenue                              $     27,466        $    11,268        $     1,480
   Other revenue                                                  911                197                 39
-----------------------------------------------------------------------------------------------------------
       Total revenue                                           28,377             11,465              1,519
-----------------------------------------------------------------------------------------------------------

Expenses:
   Depreciation and amortization                                7,510              3,182                500
   Ground rent                                                    376                336                 83
   Interest expense                                             5,839              1,989                 61
   Amortization of loan origination fees                          867                439                148
   Real estate and personal property
     taxes and property insurance                               2,803              1,105                159
   General and administrative                                   1,186                510                133
   Amortization of unearned trustees' compensation                 47                 40                 15
-----------------------------------------------------------------------------------------------------------
       Total expenses                                          18,628              7,601              1,099
-----------------------------------------------------------------------------------------------------------

Income before minority interest                                 9,749              3,864                420
Minority interest, common                                        (531)              (397)               (52)
Minority interest, preferred                                     (729)                 0                  0
===========================================================================================================
Net income                                               $      8,489        $     3,467        $       368
===========================================================================================================

Net income per common share                              $       0.65        $      0.57        $      0.08
===========================================================================================================
Weighted average number of common shares
   and common share equivalents outstanding                13,828,831          6,835,534          5,382,600
===========================================================================================================

                  The accompanying notes are an integral part of these
                      consolidated financial statements.

                                                        INNKEEPERS USA TRUST 17

For the Years Ended December 31, 1996, 1995 and for the Period September 30, 1994 (Inception) Through December 31, 1994
               (in thousands, except shares and per share data)


                                                  Common Shares         Additional       Unearned  Distributions           Total
                                             ------------------------      Paid-in      Trustees'   in Excess of   Shareholders'
                                                Shares      Par Value      Capital   Compensation   Net Earnings          Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994
   (inception)                              4,723,883            $ 47    $  39,742      $    (300)     $       0       $  39,489
Amortization of unearned
   trustees' compensation                           0               0            0             15              0              15
Distribution declared                               0               0            0              0           (915)           (915)
Accrued expenses-- public offering                  0               0          (62)             0              0             (62)
Forfeiture of Trustee common shares            (6,000)              0          (60)           600              0
Net income                                          0               0            0              0            368             368
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                4,717,883              47       39,620           (547)        38,895
================================================================================================================================
Amortization of unearned
   trustees' compensation                           0               0            0             40              0              40
Distributions declared                              0               0            0              0         (5,256)         (5,256)
Accrued expenses-public offering                    0               0         (394)             0              0            (394)
Common share offering                       6,100,000              61       51,433              0              0          51,494
Net Income                                          0               0            0              0          3,467           3,467
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               10,817,883             108       90,659           (185)        (2,336)         88,246
================================================================================================================================

Amortization of unearned
   trustees' compensation                           0               0            0             47              0              47
Distributions declared                              0               0            0              0        (12,325)        (12,325)
Accrued expenses-public offering                    0               0          (18)             0              0             (18)
Common share offering                      11,500,000             115      116,923              0              0         117,038
Dividend reinvestment and
   share purchase plan, net                       804               0          (38)             0              0             (38)
Conversion of common units                      3,811               0            0              0              0               0
Allocation from minority interest                   0               0        6,166              0              0           6,166
Net income                                          0               0            0              0          8,489           8,489
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996               22,322,498   $         223      213,692      $    (138)     $  (6,172)      $ 207,605
================================================================================================================================

   The accompanying notes are an integral part of these consolidated financial statements.

18 INNKEEPERS USA TRUST


        (in thousands, except supplemental non-cash financing activities)


                                                                                                      For the Period
                                                                    Year            Year          September 30, 1994
                                                                   Ended           Ended                 (Inception)
                                                            December 31,    December 31,                     Through
                                                                    1996            1995           December 31, 1994
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                    $ 8,489         $ 3,467                     $   368
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                               7,557           3,222                         515
       Amortization of loan origination fees                         867             439                         148
       Minority interest, common and preferred                     1,260             397                          52
   Change in operating assets and liabilities:
     (Increase) decrease in:
       Due from lessee                                            (1,493)         (1,955)                        (93)
       Deferred expenses, net                                       (182)             49                          76
       Other assets                                                  212             (75)                       (393)
     Increase (decrease) in:
       Advances                                                        0               0                        (700)
       Accounts payable and other accrued expenses                   484            (619)                        697
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities         $          17,194 $         4,925                     $   670
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in hotel properties                               (109,104)        (90,485)                       (172)
   Payments paid for franchise fees                                 (610)           (344)                          0
   Deposit on Acquisition Hotels                                       0            (100)                          0
--------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                     $(109,714)       $(90,929)                    $  (172)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Payments due to affiliates                                          0               0                        (571)
   Proceeds from long-term debt                                   46,307          53,842                           0
   Payments on long-term debt                                    (16,139)        (11,978)                        (23)
   Payments for dividend reinvestment plan                           (38)              0                           0
   Payments on accrued expenses -- public offering                  (397)             (4)                     (1,170)
   Common distributions paid                                     (10,296)         (4,397)                          0
   Preferred distributions paid                                     (729)              0                           0
   Proceeds from common share offering, net                      117,038          51,494                           0
   Loan origination fees paid                                       (580)         (2,315)                          0
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities       $ 135,166        $ 86,642                     $(1,764)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           $  42,646        $    638                     $(1,266)
Cash and cash equivalents at beginning of period                   2,093           1,455                       2,721
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                     $  44,739        $  2,093                     $ 1,455
====================================================================================================================
Supplemental cash flow information:
   Interest paid                                               $   5,704        $  1,884                     $    14


SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES:
   The Company incurred $62,000 of accrued expenses -- public offering which was recorded in additional paid in capital for the period September 30, 1994 through December 31, 1994.
      The Company incurred $394,000 of accrued expenses public offering which was recorded in additional paid in capital for the year ended December
      31, 1995.
      The Company incurred $18,000 of accrued expenses -- public offering which was recorded in additional paid in capital for the year ended December 31, 1996.
      The Company issued 91,991 Common Units aggregating $850,000 for the acquisition of a hotel property for the year ended December 31, 1995.
      The Company issued 119,473 of Common Units aggregating $1,359,000 and 4,063,329 of preferred units aggregating $44,697,000 for the acquisition of 8 hotel properties for the year ended December 31, 1996.
      The Company assumed $24,936,000 of long-term indebtedness in the acquisition of 3 hotel properties for the year ended December 31, 1996.

                  The accompanying notes are an integral part of these consolidated financial statements.

                                                        INNKEEPERS USA TRUST 19


1. SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES

ORGANIZATION
   Innkeepers USA Trust (the "Company") commenced operations on September 30, 1994. The Company owns an 81.9% equity interest in Innkeepers USA Limited Partnership (with its subsidiary partnerships, the "Partnership") at December 31, 1996 and has elected to be taxed as a real estate investment trust ("REIT"). The Partnership owns 32 Hotels (the "Hotels") in 14 states at December 31, 1996. The 32 Hotels are comprised of 20 Residence Inn by Marriott, 8 Hampton Inns, 2 Comfort Inns, 1 Sheraton Inn and 1 Holiday Inn Express.
   The Partnership leases the Hotels to JF Hotel, Inc. (or other entities under common ownership, collectively the "Lessee") pursuant to leases which provide for rent based, in substantial part, on the room revenues of the Hotels ("Percentage Leases").
   An officer and shareholder of the Company is also an officer and principal shareholder of the Lessee.

PRINCIPLES OF CONSOLIDATION
   The consolidated financial statements include the accounts of the Company and the Partnership after elimination of all significant intercompany accounts and transactions.

INVESTMENT IN HOTEL PROPERTIES
   Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of 5 and 40 years. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses recorded in the Statements of Income. Maintenance and repairs are the responsibility of the Lessee. Major additions and improvements are capitalized. The Company periodically evaluates the carrying value of hotel properties to measure and recognize the possible impairment of these assets. The Company believes that no such impairment existed on these assets at December 31, 1996.

CASH AND CASH EQUIVALENTS
   All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federal depository insurance limits.

DEFERRED EXPENSES
   Deferred expenses consist primarily of loan origination fees and franchise fees and are recorded at cost. Amortization is computed using the straight-line method over the original lives of the franchise agreements which range from approximately 3 to 13 years. Loan origination fees are amortized using the interest method over the original term of the Company's $70 million line of credit ("Line of Credit") and $30 million term loan ("Term Loan") which is 3 and 12 years, respectively.

MINORITY INTEREST
   Minority interest in the Partnership represents the limited partners' proportionate share in the equity of the Partnership. Income is allocated to minority interests based on the weighted average percentage ownership throughout the year.

REVENUE RECOGNITION
   Percentage Lease revenue is recognized as earned from the Lessee under each Percentage Lease agreement. The Company must rely on the Lessee to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet the rent obligations under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. The Lessee has only nominal assets, other than working capital, and has met all rent obligations under the Percentage Leases.

NET INCOME PER COMMON SHARE
   Net income per Common Share is computed by dividing income before minority interest less preferred unit distributions, if applicable, by the weighted average number of Common Shares and Common Share equivalents outstanding. Common units of limited partnership interest in the Partnership ("Common Units") and common share options are considered Common Share equivalents. The preferred units are not considered Common Share equivalents and are not included in the computation of net income per common share because of their antidilutive effect on net income per common share.

DISTRIBUTIONS
   The Company intends to pay regular quarterly distributions which are dependent upon receipt of distributions from the Partnership.

INCOME TAXES
   The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code commencing with its taxable period ended December 31, 1994. Accordingly, no provision for federal income taxes has been reflected in the financial statements. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences for federal tax purposes in the estimated useful lives used to compute depreciation.
   For the year ended December 31, 1995, $0.69 of the total distribution declared of $0.84 is ordinary income and $0.15 is a return of capital. For the year ended December 31, 1996, $0.71 of the total distribution declared of $0.90 is ordinary income and $0.19 is a return of capital.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

20 INNKEEPERS USA TRUST

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CASH AND CASH EQUIVALENTS
   Cash and cash equivalents consist of approximately $4.4 million and $1.4 million that is required to be held in escrow accounts as specified primarily by the terms of the Company's Line of Credit and Term Loan at December 31, 1996 and December 31, 1995, respectively. The restricted cash and cash equivalents is to be used to pay for insurance, taxes, furniture, fixtures, equipment and capital expenditures pertaining to the thirteen Hotels that collateralize the Line of Credit and the eight Hotels that collateralize the Term Loan.

3. LONG-TERM DEBT
   Long-term debt consists of (a) mortgage notes collateralized by one hotel property located in Florida (the "Florida Mortgage Note"), one hotel property located in California (the "California Mortgage Note") and two hotel properties located in Michigan (the "Michigan Mortgage Note"), (b) outstanding borrowings under the Line of Credit, and (c) the Term Loan.
   The Florida Mortgage Note is payable in equal monthly installments of $23,526 including interest at a fixed rate of 5.0% per annum through January 2002 at which time all outstanding principal and interest is due. The outstanding principal balance on the Florida Mortgage Note was approximately $3.6 million and $3.7 million at December 31, 1996 and 1995, respectively.
   The California Mortgage Note is payable in equal monthly installments of $141,331, including interest at a fixed rate of 10.35% per annum through June 2010, at which time all outstanding principal and interest is due. The outstanding principal balance on the California Mortgage Note was approximately $14.9 million at December 31, 1996.
   The Michigan Mortgage Note is payable in monthly interest only payments at a variable interest rate based upon the 30- day yield of tax exempt securities selected by an independent party through December 1, 2014, at which time all outstanding principle and interest is due. The Michigan Mortgage Note is also collateralized by irrevocable letters of credit collateralized by the same two hotel properties located in Michigan. The interest rate and outstanding principal balance on the Michigan Mortgage Note is 3.9% and $10.0 million, respectively, at December 31, 1996.
   Outstanding borrowings under the Line of Credit bear interest at the 30-day LIBOR rate plus 175 basis points. The interest rate on borrowings under the Line of Credit at December 31, 1996 was 7.1% and the Line of Credit expires March 1997. The outstanding principal balance on the Line of Credit was approximately $42.2 million and $11.9 million at December 31, 1996 and 1995, respectively.
   The Term Loan matures in twenty years and bears interest at an 8.17% fixed annual rate. The Term Loan has scheduled principal amortization over a twenty-year term commencing on the second year anniversary of the Term Loan. Interest on the outstanding principal balance of the Term Loan will accrue at 13.17% if the outstanding principal balance is not paid in full by the twelfth year of the Term Loan. The outstanding principal balance on the Term Loan was $30 million at December 31, 1996 and 1995.
    Substantially all of the Company's assets at December 31, 1996, other than the hotel properties collateralizing the Florida, California and Michigan Mortgage Notes and seven unencumbered hotel properties, are pledged as collateral on the Line of Credit and Term Loan.
    The approximate scheduled principal payments to be made in future years are as follows (in thousands)(see Note 9):

1997                      $    600
1998                         1,100
1999                         1,900
2000                         2,400
2001                         2,400
Thereafter                  92,340
----------------------------------
                          $100,740
==================================

4. SHARE OPTION PLAN
   The Company has adopted a share option plan which covers employees and officers of the Company. The Company has reserved 800,000 Common Shares for issuance upon the exercise of options under the plan. The plan provides for the granting of incentive share options, non-qualified options and restricted common shares. The option price of share options may not be less than the fair market value of the Common Shares at the date of grant. The Company has granted 110,000 incentive share options and 140,000 non-qualified options to an officer of the Company, who is also a trustee, at an exercise price of $10.00 per share. In February 1996, the Company granted an additional 156,000 non-qualified options to the officer at an exercise price of $9.75. The incentive share options vest over a ten-year period and the non-qualified options vest over a five-year period, except for the 156,000 non-qualified options granted in February 1996, of which 32,000 vest in each of September 1996, 1997 and 1998, and 60,000 vest in September 1999. The Company has also granted 20,000 incentive share options to an officer of the Company at an exercise price of $8.875, which vest over a three-year period. No options were exercised as of December 31, 1996.
   The Company has also adopted a share incentive plan which covers non employee trustees and provides for the granting of incentive share options and restricted common shares ("Restricted Common Shares").
   The Company has issued 7,500 Restricted Common Shares to each of its four independent trustees, which shares vest over five years at a rate of 1,500 shares per year beginning in 1994. The common shares are subject to forfeiture if the trustee does not remain a trustee of the Company for the

                                                        INNKEEPERS USA TRUST 21

specified vesting period. Due to the resignation of a trustee, effective December 19, 1994, 6,000 Restricted Common Shares have been forfeited. Additionally, the Company has granted an aggregate of 15,000 non-qualified options to three of its non-employee trustees at an exercise price of $10.00 per share.
   The following unaudited pro forma net income and net income per common share of the Company is presented as if compensation cost for the Company's share option grants were recorded in the statements of income. The pro forma net income and net income per common share is not necessarily indicative of the operating results of the Company nor does it purport to represent the results of operations of future periods.
   The fair value of each share option granted is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions: (1) dividend of 6.7%, (2) expected volatility of approximately 23%, (3) risk-free interest rate of 5.5% to 6.9%, and (4) expected life of 7 years. Compensation cost is generally recognized as the fair value of each share option granted minus the exercise price of each share option granted and, on a pro forma basis was $60,000 and $6,000 for the years ended December 31, 1996 and 1995, respectively.


                           For the Years Ended December 31,
                           --------------------------------
                             1996                   1995
----------------------------------------------------------------------
                   As Reported  Pro Forma As Reported  Pro Forma
----------------------------------------------------------------------
Net Income                         $8,489    $8,429  $ 3,467    $3,461
Net Income Per
   Common Share                     $0.65     $0.65  $  0.57    $ 0.56

5. ACQUISITIONS
   In February 1996, the Partnership acquired an existing hotel from an unaffiliated party for approximately $7,000,000 in cash. In May 1996, the Partnership acquired two existing hotels from an unaffiliated party for an aggregate of approximately $16,800,000 in cash.
   In August 1996, the Partnership acquired an existing hotel from an unaffiliated party for approximately $3,000,000 in cash.
   In October 1996, the Partnership acquired two newly-constructed hotels from an unaffiliated party for an aggregate of approximately $27,800,000 in cash.
   In November 1996, the Partnership acquired seven existing hotels in a single transaction from seven separate but affiliated sellers which were unaffiliated from the Company for a purchase price of $108,500,000. The purchase price consisted of approximately $38,367,000 in cash, the assumption of approximately $24,936,000 in long-term indebtedness and the issuance of approximately $44,697,000 of preferred units (4,063,329 preferred units) and $500,000 in Common Units (43,956 Common Units).
   In November 1996, the Partnership acquired a newly-constructed hotel from an unaffiliated party for approximately $5,300,000 in cash, and $859,000 in Common Units (75,517 Common Units).

6. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

   Pursuant to the Partnership's Partnership Agreement, limited partners who hold Common Units at December 31, 1996 have redemption rights ("Redemption Rights") which enable them to redeem their Common Units in exchange for Common Shares on a one-for-one basis or, at the Company's option, an equivalent amount of cash at any time after September 30, 1995 or, in the case of 91,991 Common Units after October 7, 1997 and 119,473 Common Units, after October 1997. The aggregate number of Common Shares issuable upon exercise of the such redemption rights is 866,370 at December 31, 1996.
   Additionally, limited partners who hold preferred units of limited partnership interest in the Partnership ("Preferred Units") at December 31, 1996 have Redemption Rights which enable them to redeem their Preferred Units in exchange for Common Shares on a one-for-one basis or, at the Company's option, an equivalent amount of cash at any time after November 1, 1998. The aggregate number of Common Shares issuable upon exercise of such Redemption Rights is 4,063,324 at December 31, 1996.
   Annual preferred distributions of $1.10 are payable on each Preferred Unit, which may increase up to $1.155 for each Preferred Unit, based on increases in dividends payable on the Common Shares. The Preferred Units have a preference value of $11.00 per unit and will be converted into Common Units on the tenth anniversary of the Preferred Units issuance unless previously converted.
   The Hotels are operated under franchise or management agreements as Hampton Inn, Residence Inn by Marriott, Sheraton Inn, Holiday Inn Express or Comfort Inn hotels. The Partnership has paid the cost of obtaining or transferring franchise license agreements to the Lessee. The franchise and management agreements require the payment of fees based on a percentage of hotel revenue. These fees are paid by the Lessee, which holds any franchise licenses.
   The Partnership is obligated to pay the costs of certain capital improvements, real estate and personal property taxes and property insurance. Additionally, the Partnership must make available to the Lessee on a monthly basis an amount equal to 3.0% of room revenues through December 31, 1994 and 4.0% of room revenues thereafter, for the periodic replacement or refurbishment of furniture, fixtures and equipment at the Hotels. The amount of cash and cash equivalents allocated for availability to the Lessee is approximately $287,000 and $98,000 at December 31, 1996 and December 31, 1995, respectively.
   The Partnership earned Percentage Lease revenue of $27,466,000, $11,268,000 and $1,480,000 for the years ended December 31, 1996 and 1995 and for the period September 30, 1994 (inception) through December 31, 1994, respectively. The Lessee owed the Company approximately $4,209,000 and $2,182,000 in Percentage Lease revenue under the Percentage Leases at December 31, 1996 and December 31, 1995, respectively. The Company evaluated

22 INNKEEPERS USA TRUST

the creditworthiness of the Lessee and has determined that an allowance for doubtful accounts is not warranted. The Company has not incurred any losses pertaining to Percentage Lease receivables for the year ended December 31, 1996.
    The Lessee has future minimum base lease commitments under the Percentage Lease agreements to the Partnership through the year 2006. Minimum future base lease revenue, under the Percentage Lease agreements, are as follows
(in thousands):


Year                            Amount
--------------------------------------
1997                           $21,925
1998                            21,925
1999                            21,925
2000                            21,925
2001                            21,925
Thereafter                      92,000

   At December 31, 1996, the Company's Declaration of Trust limited the consolidated indebtedness of the Company to 50.0% of the Company's investment in hotels, at cost, after giving effect to the Company's use of proceeds from any indebtedness. The Company's consolidated indebtedness is approximately 31% of its investment in hotels, at cost, at December 31, 1996.
    The Partnership has two fifty-year term leases expiring July 2034 and May 2035, respectively, and a 98-year term lease expiring October 2083, on the land underlying three of its hotel properties. Minimum annual rent payable under these leases is approximately $442,000 in the aggregate.
    The Company has paid $100,000, $40,000 and $10,000 to the Lessee for usage of office facilities for the years ended December 31, 1996 and 1995 and for the period September 30, 1994 (inception) through December 31, 1994, respectively. This amount has been recorded in general and administrative expense in the Statements of Income.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of these instruments.
   The fair value of long-term debt approximates the carrying amount and is estimated based on current rates offered to the Company for similar debt.

9. SUBSEQUENT EVENTS

ACQUISITIONS
   In January 1997, the Partnership acquired an existing hotel from an unaffiliated party for approximately $10,630,000 in cash and approximately $620,000 in Common Units.
   In February 1997, the Partnership acquired an existing hotel for $10,500,000 in cash and a newly developed hotel for approximately $10,200,000 in cash and approximately $4,300,000 in Common Units, from an unaffiliated party.

LINE OF CREDIT
   In March 1997, the Company has obtained a commitment to increase its Line of Credit to $190 million (from $70 million), of which $40 million is uncollateralized. The maturity date on the line of credit was also extended to March 2001. The interest rate on the Line of Credit is 175 basis points over the 30-day LIBOR rate for the collateralized portion and is 195 basis points over the 30-day LIBOR rate for the uncollateralized portion. Additionally, in March 1997, $42,000,000 of the outstanding principal balance on the Line of Credit was refinanced as a term loan ("Second Term Loan"). The Second Term Loan matures in twenty years and bears interest at an 8.15% fixed annual rate. The Second Term Loan has scheduled principal amortization over a twenty-year term commencing on the second-year anniversary of the Second Term Loan.

10. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

   The unaudited pro forma condensed statement of operations and financial information of the Company is presented as if the acquisition of the Hotels had occurred on January 1, 1995. The unaudited pro forma statement of operations and financial information is not necessarily indicative of the operating results of the Company that would have occurred if the transactions had been completed as of such dates, nor does it purport to represent the results of operations for future periods.


For the Years Ended December 31,           1996              1995
-------------------------------------------------------------------
Operating Data:
   Percentage lease revenue             $ 43,950(A)        $ 38,300(A)
   Total revenue                        $ 44,450           $ 38,800
-------------------------------------------------------------------
   Depreciation and amortization          13,300             13,300
   Interest expense                        8,000              8,000
   Real estate and personal property
     taxes and property insurance          4,100              4,100
   Total expenses                         27,950             27,950
-------------------------------------------------------------------
Income before minority interest           16,500             10,850
Minority interest, common                   (611)              (401)
Minority interest, preferred              (4,470)            (4,470)

Net income                              $ 11,419           $  5,979
Net income per common share             $   0.52           $   0.28
===================================================================
Weighted average number of
   Common Shares and Common
   Share equivalents outstanding          23,189             23,189

(A) Includes base rent of $2,565,000, but not percentage rent, under the Percentage Leases for three newly developed hotels and one hotel closed for a portion of 1996 due to renovation.

                                                         INNKEEPERS USA TRUST 23

Report of Independent Accountants

To the Board of Directors and Shareholders
Innkeepers USA Trust


   We have audited the accompanying consolidated balance sheets of Innkeepers USA Trust as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995, and the period September 30, 1994 (inception) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innkeepers USA Trust as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995, and the period September 30, 1994 (inception) through December 31, 1994 in conformity with generally accepted accounting principles.





/s/ Coopers & Lybrand L.L.P.





West Palm Beach, Florida
March 14, 1997