Form 10-K, Exhibit 13
period 1997-12-31
INNKEEPERS USA TRUST/FL
filed 1998-03-31
CIK 926866

                                                                    Exhibit 13.1


SELECTED FINANCIAL DATA



                                                                                                                       Period from
                                                                                                                     September 30,
                                                                                                                              1994
                                                                                                                       (Inception)
                                                                                  Years ended December 31,                 through
(unaudited)                                                        --------------------------------------------------  December 31,
(in thousands, except per share data)                                    1997             1996              1995              1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Total revenue                                                      $   66,813        $  28,377          $ 11,465           $ 1,519
Income before minority interest                                        29,213            9,749             3,864               420
Minority interest, common                                              (1,879)            (531)             (397)              (52)
Minority interest, preferred                                           (4,551)            (729)               --                --
Net income                                                         $   22,783        $   8,489          $  3,467           $   368
Basic earnings per share (1)                                       $     0.85        $    0.66          $   0.57           $  0.08
Diluted earnings per share (1)                                     $     0.85        $    0.66          $   0.57           $  0.08

OTHER DATA:
Funds from operations ("FFO") (2)                                  $   47,518        $  17,170          $  7,015           $   900
FFO per share (1) (2)                                              $     1.43        $    1.20          $   1.03           $  0.17
Cash provided by operating activities                                  49,203           17,194             4,925               670
Cash used by investing activities                                    (246,744)        (114,114)          (90,929)             (172)
Cash provided (used) by financing activities                          161,430          135,166            86,642            (1,764)

                                                                                            At December 31,
                                                                   ---------------------------------------------------------------
                                                                         1997             1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Investment in hotels, at cost                                      $  601,508        $ 326,620          $146,524           $55,089
Total assets                                                          592,607          360,357           143,339            50,247
Long-term debt                                                        160,455          100,740            45,636             3,772
Minority interest in Partnership                                       74,552           45,880             6,124             5,462
Shareholder's equity                                                  342,638          207,605            88,246            38,895



(1) The per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See notes to the consolidated financial statements.

(2) See "Funds From Operations" in management's discussion and analysis of financial condition and results of operations.

Information for five hotels (which are considered to be the predecessor of the Company) is presented below.

                                                                                                     Nine Months              Year
                                                                                                           Ended             Ended
                                                                                                   September 30,      December 31,
                                                                                                            1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Total revenue                                                                                             $8,741           $10,653
Hotel operating expenses                                                                                   5,048             6,458
Depreciation and amortization                                                                                814             1,337
Interest expense                                                                                           1,435             2,204
Other corporate expenses                                                                                     948             1,177
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                                         $  496           $  (523)
===================================================================================================================================


                                                          Innkeepers USA Trust 9

QUARTERLY RESULTS OF OPERATIONS AND OTHER DATA


(unaudited)                                  First          Second         Third         Fourth
(in thousands, except per share data)       Quarter        Quarter        Quarter        Quarter         Total
---------------------------------------------------------------------------------------------------------------
1997
OPERATING DATA:
Total revenue                               $12,725        $15,144        $20,831        $18,113        $66,813
Income before minority interest               5,581          6,902          9,248          7,482         29,213
Net income                                  $ 4,230        $ 5,439        $ 7,353        $ 5,761        $22,783
Basic earnings per share (1)                $  0.19        $  0.24        $  0.25        $  0.18        $  0.85
Diluted earnings per share (1)              $  0.19        $  0.24        $  0.25        $  0.17        $  0.85
OTHER DATA:
FFO (2)                                       8,798         10,684         14,856         13,180         47,518
FFO per share (1) (2) (3)                   $  0.32        $  0.38        $  0.41        $  0.33        $  1.43
---------------------------------------------------------------------------------------------------------------
1996
OPERATING DATA:
Total revenue                               $ 5,790        $ 6,507        $ 6,999        $ 9,081        $28,377
Income before minority interest               2,262          2,214          2,350          2,923          9,749
Net income                                  $ 2,115        $ 2,070        $ 2,197        $ 2,107        $ 8,489
Basic earnings per share (1)                $  0.20        $  0.19        $  0.20        $  0.11        $  0.66
Diluted earnings per share (1)              $  0.20        $  0.19        $  0.20        $  0.11        $  0.66
OTHER DATA:
FFO (2)                                       3,717          3,773          4,080          5,600         17,170
FFO per share (1) (2) (3)                   $  0.32        $  0.33        $  0.35        $  0.25        $  1.20
---------------------------------------------------------------------------------------------------------------
1995
OPERATING DATA:
Total revenue                               $ 2,312        $ 2,289        $ 2,418        $ 4,446        $11,465
Income before minority interest               1,159            700            668          1,337          3,864
Net income                                  $ 1,016        $   614        $   586        $ 1,251        $ 3,467
Basic earnings per share (1)                $  0.22        $  0.13        $  0.12        $  0.12        $  0.57
Diluted earnings per share (1)              $  0.22        $  0.13        $  0.12        $  0.12        $  0.57
OTHER DATA:
FFO (2)                                       1,679          1,309          1,340          2,687          7,015
FFO per share (1) (2)                       $  0.31        $  0.24        $  0.25        $  0.24        $  1.03
---------------------------------------------------------------------------------------------------------------

(1) The per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See notes to the consolidated financial statements.
(2) See "Funds From Operations" in management's discussion and analysis of financial condition and results of operations.
(3) Due to the common share issuances in 1996 and 1997, the sum of the quarters do not equal the weighted average for the year.


10 Innkeepers USA Trust

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto.

GENERAL

  Note 1 of the Consolidated Financial Statements of Innkeepers USA Trust included herein contains essential information relating to the Company and the definitions of certain capitalized terms used herein. For additional information relating to the JF Lessee, reference is made to the Combined Financial Statements of the JF Lessee included in the Company's Annual Report on Form 10-K.

  The Company acquired the following hotel properties during the year ended December 31, 1997:

                                              Number of            Date           Purchase
Hotel                                      Suites/Rooms        Acquired              Price
-----                                      -----------------------------------------------
Residence Inn-Eden Prairie, MN                      126          1/4/97        $11,250,000
Residence Inn-Addison, TX                           150          2/1/97         14,500,000
Residence Inn-Arlington, TX                         114          2/1/97         10,500,000
Summerfield Suites-Belmont, CA                      132          6/20/97           (a)
Summerfield Suites-El Segundo, CA                   122          6/20/97           (a)
Summerfield Suites-West Hollywood, CA               109          6/20/97           (a)
Summerfield Suites-Mount Laurel, NJ                 116          6/20/97           (a)
Summerfield Suites-Addison, TX                      132          6/20/97           (a)
Summerfield Suites-Irving (Las Colinas), TX         148          6/20/97           (a)
Sunrise Suites-Eatontown (Tinton Falls), NJ          96          6/20/97           (a)
Sierra Suites-Phoenix (Camelback), AZ               113          6/20/97           (a)
Sierra Suites-Atlanta (Cumberland), GA               89          6/20/97           (a)
Hampton Inn-Schaumburg (Chicago), IL                128          6/26/97           (b)
Hampton Inn-Westchester (Chicago), IL               112          6/26/97           (b)
Hampton Inn-Lombard (Chicago), IL                   128          6/26/97           (b)
Residence Inn-Shelton, CT                            96         10/31/97        11,150,000
Residence Inn-Ontario, CA                           200         12/30/97           (c)
Residence Inn-Altamonte Springs, FL                 128         12/30/97           (c)
Residence Inn-Fort Wayne, IN                         80         12/30/97           (c)
Residence Inn-Indianapolis, IN                       88         12/30/97           (c)
Residence Inn-Lexington, KY                          80         12/30/97           (c)
Residence Inn-Louisville, KY                         96         12/30/97           (c)
Residence Inn-Columbus, OH                           80         12/30/97           (c)
Residence Inn-Winston-Salem, NC                      88         12/30/97           (c)


(a) Aggregate purchase price of $118,547,000
(b) Aggregate purchase price of $19,100,000
(c) Aggregate purchase price of $59,500,000


THE HOTELS

  The following chart summarizes information regarding the Hotels at December 31, 1997.

                                     Number of       Number of
                                         Hotel          Rooms/
Franchise Affiliation               Properties          Suites
--------------------------------------------------------------
Upscale, extended-stay hotels:
  Residence Inn                             32           3,649
  Summerfield Suites                         6             759*
  Sunrise Suites                             1              96
--------------------------------------------------------------
                                            39           4,504
Mid-priced extended-stay hotels:
  Sierra Suites                              2             202
--------------------------------------------------------------

Limited service hotels:
  Hampton Inn                               12           1,527
  Comfort Inn                                1             127
  Holiday Inn Express                        1             204
--------------------------------------------------------------
                                            14           1,858
Full service hotels:
  Sheraton Inn                               1             139
--------------------------------------------------------------
Total                                       56           6,703
==============================================================
* contains a total of 1,057 bedrooms



  Average daily rate ("ADR"), occupancy and revenue per available room ("RevPAR") for 46 of the Hotels are presented in the following table. Results were excluded for such comparison for two newly developed hotels and the eight Residence Inn hotels that were purchased on December 30, 1997. Management believes that growth in RevPAR at the Hotels reflects the results of the Company's focused acquisition strategy, the continued implementation of professional management techniques by the Lessee and third party management and improving industry conditions. No assurance can be given that the trends reflected in the following table will continue or that occupancy, ADR and RevPAR will not decrease due to changes in national or local economic, hospitality or other industry conditions.



                                                         Innkeepers USA Trust 11

                                     Year ended
                                    December 31,           Percentage
                                  ----------------          increase
                                  1997        1996         (decrease)
---------------------------------------------------------------------
The Hotels (1):
  Occupancy                        79.60%      79.90%         (0.4)%
  Average Daily Rate             $ 93.74      $83.87          11.8
  RevPAR                         $ 74.60      $66.97          11.4

Upscale, Extended-Stay
 Hotels (2):
  Occupancy                        85.10%      84.50%          0.7%
  Average Daily Rate             $104.02      $93.14          11.7
  RevPAR                         $ 88.47      $78.70          12.4

Limited Service Hotels (3):
  Occupancy                        69.70%      71.40%         (2.4)%
  Average Daily Rate             $ 70.98      $63.92          11.1
  RevPAR                         $ 49.47      $45.64           8.4


(1) Excludes two newly developed hotels and eight Residence Inn hotels purchased on December 30, 1997
(2) 31 hotels, excludes eight Residence Inn hotels purchased on December 30,
    1997
(3) 15 hotels

RESULTS OF OPERATIONS

  The following paragraphs discuss the results of operations for the Company.

Comparison of the Year Ended December 31, 1997 ("1997") to the Year Ended December 31, 1996 ("1996")

  The Company had revenues for 1997 of $66,813,000, consisting of $65,433,000 of Percentage Lease revenue from the Lessee and $1,380,000 of other revenue, compared with $28,377,000, $27,466,000 and $911,000, respectively, for 1996. The increase in Percentage Lease revenue is due, primarily, to the strong RevPAR growth at the Company's Hotels and the number of hotels owned increasing from 18 at January 1, 1996, to 32 at December 31, 1996 and to 56 at December 31, 1997.

  Depreciation, amortization of franchise costs, amortization of loan origination fees, and amortization of unearned compensation ("Depreciation and Amortization") were $19,951,000 in the aggregate for 1997 compared with $8,424,000 for 1996. The increase in Depreciation and Amortization was primarily due to the increase in the number of hotels owned as discussed previously. Also contributing to the increase in Depreciation and Amortization was the depreciation of renovations completed at the Hotels, amortization of loan origination costs and fees for the Line of Credit, the Interim Loan and the Second Term Loan and amortization of the restricted share awards in 1997.

  Real estate and personal property taxes and property insurance were $5,645,000 for 1997 compared with $2,803,000 for 1996. This increase was primarily due to the increase in the number of hotels owned as discussed previously and the reassessment of the taxable value of certain Hotels for real estate tax assessment purposes.

  Interest expense for 1997 was $9,255,000 compared with $5,839,000 for 1996. Interest expense for 1997 consisted primarily of interest incurred on borrowings outstanding under the Company's Line of Credit, the First Term Loan, the Second Term Loan and borrowings under various mortgage notes. Interest expense for 1996 consisted primarily of interest incurred on borrowings outstanding under the Line of Credit, the First Term Loan and borrowings under a mortgage note.

  General and administrative expenses for 1997 was $2,347,000 compared with $1,186,000 for 1996. This increase is due primarily to increases in certain expenses as a result of the increase in the number of hotels owned, the addition of new employees and increases in the salaries of existing employees.

  Net income for 1997 was $22,783,000, or $0.85 per share, compared with $8,489,000, or $0.66 per share, for 1996.

Comparison of the Year Ended December 31, 1996 ("1996") to the Year Ended December 31, 1995 ("1995")

  The Company had revenues for 1996 of $28,377,000, consisting of $27,466,000 of Percentage Lease revenue from the Lessee and $911,000 of other revenue, compared with $11,465,000, $11,268,000, and $197,000, respectively, for 1995.
Depreciation and Amortization were $8,424,000 in the aggregate for 1996 compared with $3,661,000 for 1995. Real estate and personal property taxes and property insurance were $2,803,000 for 1996 compared with $1,105,000 for 1995. Interest expense for 1996 was $5,839,000 compared with $1,989,000 for 1995. Interest expense for 1996 consisted primarily of interest incurred on borrowings outstanding under the Line of Credit, the First Term Loan and a mortgage note. Interest expense for 1995 consisted primarily of interest incurred on borrowings outstanding under the Line of Credit and a mortgage note. Net income was $8,489,000, or $0.66 per share, for 1996 compared with $3,467,000, or $0.57 per share, for 1995.

  Percentage Lease revenue, Depreciation and Amortization, interest expense and real estate and personal property taxes and property insurance increased substantially for 1996 compared with 1995, primarily due to the number of hotels owned increasing from seven at January 1, 1995 to 18 at January 1, 1996 and to 32 at December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal source of liquidity is rent payments from the Lessee under the Percentage Leases, and the Company is dependent on the Lessee to make such payments to provide cash for debt service, distributions, capital expenditures on the Hotels, and working capital. The Company believes that its cash provided by operating activities will be adequate to meet some of its liquidity needs, which primarily include distributions, debt service and operating expenses. The Company currently expects to fund its growth objectives primarily by accessing the capital markets, borrowing on its Line of Credit or other facilities, and exchanging equity for hotel properties.


12 Innkeepers USA Trust

  Cash and cash equivalents at December 31, 1997, were $10,976,000, including approximately $1,925,000 which the Company is required, under the Percentage Leases, to make available to the Lessee for the replacement and refurbishment of furniture and equipment. Additionally, restricted cash and cash equivalents includes approximately $4,823,000 that is held in escrow to pay for insurance, real estate taxes, and certain capital expenditures for certain Hotels.

  Net cash provided by operating activities for the year ended December 31, 1997 was $49,203,000.

  Net cash used in investing activities was $246,744,000 for the year ended December 31, 1997. This was comprised primarily of the Company (a) acquiring a Residence Inn hotel in Eden Prairie, Minnesota for approximately $10,630,000,
(b) acquiring a Residence Inn hotel in Arlington, Texas for $10,500,000, (c) acquiring a Residence Inn hotel in Addison, Texas for approximately $10,194,000,
(d) acquiring three Hampton Inn hotels in Schaumburg, Westchester and Lombard, Illinois for approximately $19,100,000, (e) acquiring six Summerfield Suites hotels located in Belmont, California, El Segundo, California, West Hollywood, California, Mount Laurel, New Jersey, Addison, Texas, Irving (Las Colinas), Texas, two Sierra Suites hotels located in Phoenix (Camelback), Arizona and Atlanta (Cumberland), Georgia, and one Sunrise Suite hotel located in Eatontown (Tinton Falls), New Jersey for approximately $89,478,000, (f) acquiring a Residence Inn hotel in Shelton, Connecticut for approximately $11,150,000 and
(g) acquiring eight Residence Inn hotels located in Ontario, California, Altamonte Springs, Florida, Fort Wayne, Indiana, Indianapolis, Indiana, Lexington, Kentucky, Louisville, Kentucky, Columbus, Ohio and Winston-Salem, North Carolina for approximately $59,500,000. The purchase prices of certain hotels also included the issuance of Common Units in addition to the cash portion described above.

  Net cash provided by financing activities was $161,430,000 for the year ended December 31, 1997 consisting primarily of net proceeds from the issuance of 10,285,421 Common Shares for $135,305,000, borrowings under the Line of Credit of $60,300,000 and distributions paid of $29,860,000.

  In March of 1997, the Company declared an increase in its quarterly distribution to $0.25 per Common Share from $0.225 per Common Share and, in September 1997, declared another increase in the quarterly distribution to $0.26 per Common Share. Quarterly preferred distributions of $0.285 are payable on each Preferred Unit, which may increase up to $0.28875 for each Preferred Unit, based on increases in distributions payable on the Common Shares. On or after November 1, 1998, the holders of the Preferred Units may redeem their Units for cash or, at the election of Innkeepers, Common Shares on a one-for-one basis. Under federal income tax law provisions applicable to REITs, the Company is required to distribute at least 95% of its taxable income to maintain its REIT status.

  The Company's consolidated indebtedness was 26.7% of its investment in hotels, at cost, at December 31, 1997. At December 31, 1997, the Company had outstanding indebtedness of approximately $160,455,000, of which approximately 56% bore interest at a fixed rate. In making future investments in hotel properties, the Company may incur additional indebtedness. The Company may also incur indebtedness to meet distribution requirements imposed on a REIT under the Internal Revenue Code to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. The Company's Declaration of Trust limits aggregate indebtedness to 50% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness.

  The Company's Line of Credit bears interest based on the 30-day LIBOR rate and increases or decreases in the LIBOR rate will increase or decrease the Company's cost of borrowings outstanding under the Line of Credit. Based on the borrowings outstanding under the Line of Credit at December 31, 1997, a one percent increase in the LIBOR rate would increase annual interest charges $603,000.

  The Company, in the future, may seek to increase the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments, all in compliance with the Debt Limitation. Any debt incurred or issued by the Company may be secured or unsecured, short-term or long-term, fixed or variable interest rate and may be subject to such other terms as management or the Board of Trustees of the Company deems prudent.

  The Company has a shelf registration statement for $250,000,000 of common stock, preferred stock or warrants to purchase stock of the Company. The shelf registration statement was declared effective by the Securities and Exchange Commission on April 11, 1997. The terms and conditions of the securities issued thereunder are determined by the Company based on market conditions at the time of issuance. In July and August of 1997, the Company issued 10,284,000 Common Shares raising gross proceeds of $143,976,000, leaving $106,024,000 available under the shelf registration statement.

  The Percentage Leases require the Company to make available to the Lessee an amount equal to 4.0% of room revenues from the Hotels, on a monthly basis, for the periodic replacement or refurbishment of furniture and equipment at the Hotels. The Second Term Loan requires that the Company make available for such purposes, at the eight Hotels collateralizing that loan, an additional 1.0% (for a total of 5%) of room revenues from such Hotels. The Company intends to cause the expenditure of amounts in excess of such obligated amounts if necessary to comply with the reasonable requirements of any franchise agreement and otherwise to the extent that the Company deems such expenditures to be in the best interest of the Company.

  Management believes that the amounts required to be made available by the Company will be sufficient to meet required expenditures for furniture and equipment at the Hotels. The Company currently intends to pay for the cost of capital improvements and any additional furniture and equipment requirements from undistributed cash or, to the extent that undistributed cash is insufficient to pay such costs, the Line of Credit.


                                                         Innkeepers USA Trust 13

SEASONALITY OF HOTEL BUSINESS

  The hotel industry is seasonal in nature. Historically, the Hotels' operations have generally reflected higher occupancy rates and ADR during the second and third quarters. To the extent that cash flow from the Percentage Leases for a quarter is insufficient to fund all of the distributions for such quarter due to seasonal and other factors, the Company may maintain the annual distribution rate by funding quarterly distributions with available cash or borrowings under the Line of Credit.

INFLATION

  Operators of hotels, including the Lessee and any third-party managers retained by the Lessee, in general possess the ability to adjust room rates quickly. However, competitive pressures have limited and may in the future limit the ability of the Lessee and any third-party manager retained by the Lessee to raise room rates in response to inflation.

IMPACT OF YEAR 2000

  The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has date sensitive software may recognize a date using "00" as the year 1900 rather than as the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

  The Company has recently assessed its internal computer systems and believes that the current systems used will properly utilize dates beyond December 31, 1999. The Company has been informed that companies that manage the Hotels are in the process of studying the year 2000 issue, including inquiries of their vendors. Upon completion of the management companies' studies, which is expected in late 1998, the Company will determine the extent to which it is vulnerable to the third parties' failure to remediate their own year 2000 issues and the costs associated with resolving this issue.

FORWARD-LOOKING STATEMENTS

  This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements relate to future events and the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results or achievements expressed or implied by such forward-looking statements. The Company is not obligated to update any such factors or to reflect the impact of actual future events or developments on such forward-looking statements.

FUNDS FROM OPERATIONS

  The Company considers Funds From Operations ("FFO") a widely used and appropriate measure of performance for an equity REIT. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is income
(loss) before minority interest (determined in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operating activities as defined by generally accepted accounting principles, (ii) is not indicative of cash available to fund all cash flow and liquidity needs, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles) for purposes of evaluating the Company's operating performance.

  The following presents the Company's calculation of FFO and FFO per share (in thousands, except share and per share data):

                                      1997            1996           1995
-------------------------------------------------------------------------
Net income                     $    22,783     $     8,489     $    3,467
Minority interest,
  common                             1,879             531            397
Minority interest,
  preferred                          4,551             729             --
Depreciation                        18,305           7,421          3,151
-------------------------------------------------------------------------
FFO                            $    47,518     $    17,170     $    7,015
=========================================================================

Denominator for diluted
  earnings per share            26,933,351      12,931,327      6,135,957
Weighted average
  Common Units                   2,207,155         766,945        680,392
Weighted average
  Preferred Units                4,063,329         666,119             --
-------------------------------------------------------------------------
Denominator for
  FFO per share                 33,203,835      14,364,391      6,816,349
=========================================================================
FFO per share                  $      1.43     $      1.20     $     1.03
=========================================================================



14 Innkeepers USA Trust

CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
(in thousands, except share and per share data)

                                                               1997         1996
--------------------------------------------------------------------------------
ASSETS
Investment in hotel properties:
  Land                                                    $  71,508    $  42,565
  Buildings and improvements                                449,813      246,274
  Furniture and equipment                                    63,439       32,644
  Renovations in process                                     14,837        5,137
  Hotels under development                                    1,911           --
--------------------------------------------------------------------------------
                                                            601,508      326,620
  Accumulated depreciation                                  (35,865)     (17,560)
--------------------------------------------------------------------------------
  Net investment in hotel properties                        565,643      309,060

Cash and cash equivalents                                     4,228       40,339
Restricted cash and cash equivalents                          6,748        4,400
Due from Lessee                                               4,417        3,541
Deferred expenses, net                                        5,235        2,718
Deposits under purchase agreements                            5,050           --
Other assets                                                  1,286          299
--------------------------------------------------------------------------------
     Total assets                                         $ 592,607    $ 360,357
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt                                            $ 160,455    $ 100,740
Accounts payable and other accrued expenses                   4,461          915
Distributions payable                                        10,501        5,217
Minority interest in Partnership                             74,552       45,880
--------------------------------------------------------------------------------
     Total liabilities                                      249,969      152,752
--------------------------------------------------------------------------------

Commitments and contingencies (Note 6)

Shareholders' equity:
  Preferred shares, $0.01 par value, 20,000,000
     shares authorized, no shares issued or outstanding
  Common shares, $0.01 par value, 100,000,000
     shares authorized, 32,848,608 and 22,322,498
     shares issued and outstanding at
     December 31, 1997 and 1996, respectively                   328          223
  Additional paid-in capital                                355,828      213,692
  Unearned compensation                                      (1,812)        (138)
  Distributions in excess of net earnings                   (11,706)      (6,172)
--------------------------------------------------------------------------------
     Total shareholders' equity                             342,638      207,605
--------------------------------------------------------------------------------
     Total liabilities and shareholders' equity           $ 592,607    $ 360,357
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                         Innkeepers USA Trust 15

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 1997, 1996 and 1995
(in thousands, except per share data)

                                                                       1997        1996        1995
---------------------------------------------------------------------------------------------------
Revenue:
  Percentage Lease revenue                                         $ 65,433    $ 27,466    $ 11,268
  Other revenue                                                       1,380         911         197
---------------------------------------------------------------------------------------------------
     Total revenue                                                   66,813      28,377      11,465
---------------------------------------------------------------------------------------------------

Expenses:
  Depreciation                                                       18,305       7,421       3,151
  Amortization of franchise costs                                        37          89          31
  Ground rent                                                           402         376         336
  Interest expense                                                    9,255       5,839       1,989
  Amortization of loan origination fees                               1,185         867         439
  Real estate and personal property taxes and property insurance      5,645       2,803       1,105
  General and administrative                                          2,347       1,186         510
  Amortization of unearned compensation                                 424          47          40
---------------------------------------------------------------------------------------------------
     Total expenses                                                  37,600      18,628       7,601
---------------------------------------------------------------------------------------------------

Income before minority interest                                      29,213       9,749       3,864
Minority interest, common                                            (1,879)       (531)       (397)
Minority interest, preferred                                         (4,551)       (729)         --
---------------------------------------------------------------------------------------------------
Net income                                                         $ 22,783    $  8,489    $  3,467
===================================================================================================
Basic earnings per share                                           $   0.85    $   0.66    $   0.57
===================================================================================================
Diluted earnings per share                                         $   0.85    $   0.66    $   0.57
===================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


16 Innkeepers USA Trust

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31, 1997, 1996, and 1995
(in thousands, except share data)

                                                  Common Shares
                                                  -------------       Additional                     Distributions           Total
                                                               Par       Paid-In           Unearned   in Excess of   Shareholders'
                                               Shares        Value       Capital       Compensation   Net Earnings          Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                4,717,883        $  47    $   39,620           $   (225)    $     (547)     $   38,895
Amortization of
  unearned compensation                            --           --            --                 40             --              40
Distributions declared                             --           --            --                 --         (5,256)         (5,256)
Common share offering, net                  6,100,000           61        51,039                 --             --          51,100
Net income                                         --           --            --                 --          3,467           3,467
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               10,817,883          108        90,659               (185)        (2,336)         88,246
==================================================================================================================================

Amortization of
  unearned compensation                            --           --            --                 47             --              47
Distributions declared                             --           --            --                 --        (12,325)        (12,325)
Common share offering, net                 11,500,000          115       116,905                 --             --         117,020
Dividend reinvestment and

  share purchase plan, net                        804           --           (38)                --             --             (38)
Conversion of common units                      3,811           --            38                 --             --              38
Allocation from minority interest                  --           --         6,128                 --             --           6,128
Net income                                         --           --            --                 --          8,489           8,489
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996               22,322,498          223       213,692               (138)        (6,172)        207,605
==================================================================================================================================

Issuance of restricted shares                 150,964            1         2,097             (2,098)            --              --
Amortization of
  unearned compensation                            --           --            --                424             --             424
Distributions declared                             --           --            --                 --        (28,317)        (28,317)
Common share offering, net                 10,284,000          103       135,183                 --             --         135,286
Dividend reinvestment and
  share purchase plan, net                      1,421           --            19                 --             --              19
Shelf registration statement costs                 --           --           (88)                --             --             (88)
Conversion of common units                     89,725            1         1,190                 --             --           1,191
Allocation from minority interest                  --           --         3,735                 --             --           3,735
Net income                                         --           --            --                 --         22,783          22,783
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997               32,848,608        $ 328    $  355,828           $ (1,812)    $ (11,706)       $ 342,638
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                         Innkeepers USA Trust 17

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1997, 1996 and 1995
(in thousands, except supplemental non-cash financing activities)

                                                                       1997        1996        1995
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                       $ 22,783    $  8,489    $  3,467
  Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                                 19,951       8,424       3,661
       Minority interest                                              6,430       1,260         397
  Changes in operating assets and liabilities:
     Due from Lessee                                                   (876)     (1,493)     (1,955)
     Deferred expenses, net                                              --        (182)         49
     Other assets                                                      (632)        212         (75)
     Accounts payable and other accrued expenses                      1,547         484        (619)
---------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                     49,203      17,194       4,925
---------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Investment in hotel properties                                   (239,180)   (109,104)    (90,485)
  Net deposits into restricted cash accounts                         (2,348)     (4,400)         --
  Payments for franchise fees                                          (166)       (610)       (344)
  Deposits under purchase agreements                                 (5,050)         --        (100)
---------------------------------------------------------------------------------------------------
     Net cash used in investing activities                         (246,744)   (114,114)    (90,929)
---------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from long-term debt                                      221,628      46,307      53,842
  Payments on long-term debt                                       (161,913)    (16,139)    (11,978)
  Dividend reinvestment plan and
     shelf registration costs paid                                      (88)        (38)         --
  Distributions paid to unit holders                                 (5,062)     (1,395)       (539)
  Distributions paid to common shareholders                         (24,798)     (9,630)     (3,858)
  Proceeds from issuance of common shares, net                      135,305     116,641      51,490
  Loan origination fees and costs paid                               (3,642)       (580)     (2,315)
---------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                      161,430     135,166      86,642
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                (36,111)     38,246         638
Cash and cash equivalents at beginning of year                       40,339       2,093       1,455
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $  4,228    $ 40,339    $  2,093
===================================================================================================
Supplemental cash flow information:
  Interest paid                                                    $  9,256    $  5,704    $  1,884
===================================================================================================

SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES:

  The Company issued 91,991 Common Units, with a value at the time of issuance of $850,000, for the acquisition of a hotel property during the year ended December 31, 1995.

  The Company issued 119,473 of Common Units, with a value at the time of issuance of $1,359,000, and 4,063,329 of Preferred Units, with a value at the time of issuance of $44,697,000, for the acquisition of eight hotel properties during the year ended December 31, 1996.

  The Company assumed $24,936,000 of long-term indebtedness in connection with the acquisition of three hotel properties during the year ended December 31, 1996.

  The Company issued 2,307,763 Common Units, with a value at the time of issuance of $33,995,000, for the acquisition of 11 hotel properties during the year ended December 31, 1997.


The accompanying notes are an integral part of these consolidated financial statements.

18 Innkeepers USA Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

ORGANIZATION

  Innkeepers USA Trust ("Innkeepers") is a self-administered real estate investment trust ("REIT"), which commenced operations on September 30, 1994. Innkeepers initially acquired an 87.7% equity interest in Innkeepers USA Limited Partnership (with its subsidiary partnerships, the "Partnership" and collectively with Innkeepers, the "Company") which owned seven hotels with an aggregate of 851 rooms. At December 31, 1997, Innkeepers owned interests in 56 hotels with an aggregate of 6,703 rooms (the "Hotels") through its 82.1% interest in the Partnership. The Hotels are comprised of 32 Residence Inn by Marriott hotels, 12 Hampton Inn hotels, 6 Summerfield Suites hotels, 2 Sierra Suites hotels, 1 Comfort Inn hotel, 1 Sheraton Inn hotel, 1 Holiday Inn Express hotel and 1 Sunrise Suites hotel. The Hotels are located in 22 states, with ten hotels located in California.

  The Company leases 47 of the Hotels to JF Hotel, Inc. (or other entities under common ownership, collectively the "JF Lessee") and nine of the Hotels to affiliates of Summerfield Hotel Corporation (the "Summerfield Lessee" and collectively with the JF Lessee, the "Lessee") pursuant to leases which provide for rent based on the room revenues of the Hotels ("Percentage Leases"). Two officers of the Company are the shareholders of the JF Lessee. A trustee of the Company is a principal owner of the Summerfield Lessee.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Innkeepers and the Partnership after elimination of all significant intercompany accounts and transactions.

INVESTMENT IN HOTEL PROPERTIES

  Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (5 years for furniture and equipment and 40 years for buildings and improvements). The Company periodically evaluates the carrying value of hotel properties to measure and recognize the possible impairment of these assets. The Company believes that no such impairment existed at December 31, 1997.

  Costs directly related to the acquisition and development of hotels are capitalized. Real estate taxes, insurance and interest incurred during the development period are also capitalized.

  Routine repairs and maintenance at the Hotels are the responsibility of the Lessee and are charged to expense as incurred; major renewals and betterments are capitalized. Upon sale or disposition, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in operations.

CASH AND CASH EQUIVALENTS

  All highly liquid debt investments with a maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federal depository insurance limits.

  Restricted cash and cash equivalents include amounts the Company must make available to the Lessee for the replacement and refurbishment of furniture and equipment and amounts held in escrow by certain lenders for the payment of insurance, real estate taxes and certain capital expenditures.

DEFERRED EXPENSES

  Deferred expenses are recorded at cost and consist primarily of loan origination fees and costs and franchise fees. Amortization of franchise fees is computed using the straight-line method over the original lives of the franchise agreements which range from approximately 3 to 13 years. Loan origination fees and costs are amortized using the interest method over the original terms of the related indebtedness, which is 3 to 12 years.

DEPOSITS UNDER PURCHASE AGREEMENTS

  Deposits under purchase agreements represent payments made by the Company to the sellers of certain hotels under purchase and sale agreements. Generally, these amounts are held in escrow until the closing of the purchase of the hotel properties.

MINORITY INTEREST

  Minority interest represents the limited partners' proportionate share in the equity of the Partnership. Income is allocated to the preferred unit holders based on their priority in net income of the Partnership; then, income is allocated to the common unit holders based on their weighted average percentage ownership in the Partnership.

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



                                                         Innkeepers USA Trust 19

EARNINGS PER SHARE

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

DISTRIBUTIONS

  The Company intends to pay regular quarterly distributions which, at a minimum, will be sufficient for the Company to maintain its REIT status.

INCOME TAXES

  The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the financial statements. Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation for federal tax purposes.

  The following table sets forth certain per share information regarding its distributions for the years ended December 31, 1997, 1996 and 1995:

                                 1997         1996         1995
---------------------------------------------------------------
Total distribution              $1.02        $0.90        $0.84
Ordinary income                 $0.88        $0.71        $0.69
Return of capital               $0.14        $0.19        $0.15


USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of these instruments.

  The fair value of long-term debt approximates the carrying amount and is estimated based on current rates offered to the Company for similar debt.

RECLASSIFICATIONS

  Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. The reclassifications had no effect on reported net income or total assets, liabilities or shareholder's equity.

2. ACQUISITIONS
  The Company acquired the following hotel properties during the year ended December 31, 1997:

                                               Number of             Date          Purchase
Hotel                                       Suites/Rooms         Acquired             Price
-------------------------------------------------------------------------------------------
Residence Inn-Eden Prairie, MN                       126           1/4/97       $11,250,000
Residence Inn-Addison, TX                            150           2/1/97        14,500,000
Residence Inn-Arlington, TX                          114           2/1/97        10,500,000
Summerfield Suites-Belmont, CA                       132          6/20/97            (a)
Summerfield Suites-El Segundo, CA                    122          6/20/97            (a)
Summerfield Suites-West Hollywood, CA                109          6/20/97            (a)
Summerfield Suites-Mount Laurel, NJ                  116          6/20/97            (a)
Summerfield Suites-Addison, TX                       132          6/20/97            (a)
Summerfield Suites-Irving (Las Colinas), TX          148          6/20/97            (a)
Sunrise Suites-Eatontown (Tinton Falls), NJ           96          6/20/97            (a)
Sierra Suites-Phoenix (Camelback), AZ                113          6/20/97            (a)
Sierra Suites-Atlanta (Cumberland), GA                89          6/20/97            (a)
Hampton Inn-Schaumburg (Chicago), IL                 128          6/26/97            (b)
Hampton Inn-Westchester (Chicago), IL                112          6/26/97            (b)
Hampton Inn-Lombard (Chicago), IL                    128          6/26/97            (b)
Residence Inn-Shelton, CT                             96         10/31/97        11,150,000
Residence Inn-Ontario, CA                            200         12/30/97            (c)
Residence Inn-Altamonte Springs, FL                  128         12/30/97            (c)
Residence Inn-Fort Wayne, IN                          80         12/30/97            (c)
Residence Inn-Indianapolis, IN                        88         12/30/97            (c)
Residence Inn-Lexington, KY                           80         12/30/97            (c)
Residence Inn-Louisville, KY                          96         12/30/97            (c)
Residence Inn-Columbus, OH                            80         12/30/97            (c)
Residence Inn-Winston-Salem, NC                       88         12/30/97            (c)

(a) Aggregate purchase price of $118,547,000
(b) Aggregate purchase price of $19,100,000
(c) Aggregate purchase price of $59,500,000

  These acquisitions have been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying financial statements since the date of acquisition.

3. LONG-TERM DEBT

  Long-term debt at December 31, 1997 consists of (a) mortgage notes collateralized by the Hampton Inn hotel located in West Palm Beach, Florida (the "Florida Mortgage Note"), a Residence Inn hotel located in Sunnyvale, California (the "California Mortgage Note") and two Residence Inn hotels located in East Lansing and Grand Rapids, Michigan (the "Michigan Mortgage Note"), (b) outstanding borrowings under the Company's $190 million line of credit (the "Line of Credit"), and (c) outstanding borrowings under two term loans (the "First Term Loan" and "Second Term Loan").

  The Florida Mortgage Note is payable in equal monthly installments of $23,526, including interest at a fixed rate of 5.0% per annum through January 2002, at which time all outstanding principal and interest is due. The outstanding principal balance on the Florida Mortgage Note was approximately $3.5 million and $3.6 million at December 31, 1997 and 1996, respectively.

  The California Mortgage Note is payable in equal monthly installments of $141,331, including interest at a fixed rate of 10.35% per annum through June 2010, at which time all outstanding principal and interest is due. The outstanding principal balance on the California Mortgage Note was approximately $14.8 million and $14.9 million at December 31, 1997 and 1996, respectively.



20 Innkeepers USA Trust

  The Michigan Mortgage Note is payable in monthly interest only payments, at a variable interest rate (3.8% and 3.9% at December 31, 1997 and 1996, respectively), which is based upon the 30-day yield of a group of tax exempt securities selected by an independent party, through December 2014, at which time all outstanding principal and interest is due. The Michigan Mortgage Note is also collateralized by irrevocable letters of credit. The outstanding principal balance on the Michigan Mortgage Note was $10.0 million at December 31, 1997 and 1996.

  Outstanding borrowings under the Line of Credit bear interest at the 30-day LIBOR rate plus 175 basis points for collateralized borrowings and at the 30-day LIBOR rate plus 195 basis points for uncollateralized borrowings. The Line of Credit has $40.0 million available on an uncollateralized basis. The interest rate on borrowings under the Line of Credit at December 31, 1997 and 1996 was 7.34% and 7.1%, respectively. The Line of Credit expires in May 2000. The Company has the option to extend the term of the Line of Credit for an additional one year period upon the satisfaction of certain conditions and the payment of an extension fee. The outstanding principal balance on the Line of Credit was approximately $60.3 million and $42.2 million at December 31, 1997 and 1996, respectively.

  The First Term Loan, in the principal amount of $30.0 million, bears interest at an 8.17% fixed annual rate. The First Term Loan has scheduled principal amortization over a twenty-year term, with equal monthly payments of $256,250 commencing on November 11, 1997. Interest on the outstanding principal balance of the First Term Loan will accrue at 13.17% if the outstanding principal balance is not paid in full by October 11, 2007. The Company anticipates repaying the remaining principal balance of the First Term Loan on or before October 11, 2007. The outstanding principal balance on the First Term Loan was $29.9 million and $30.0 million at December 31, 1997 and 1996, respectively.

  In March 1997, $42.0 million of the outstanding principal balance on the Line of Credit was refinanced with the Second Term Loan, which bears interest at an 8.15% fixed annual rate. The Second Term Loan has scheduled principal amortization over a twenty-year term, with equal monthly payments of $355,236 commencing on April 11, 1999. Interest on the outstanding principal balance of the Second Term Loan will accrue at 13.15% if the outstanding principal balance is not paid in full by March 11, 2009. The Company anticipates repaying the remaining principal balance of the Second Term Loan on or before March 11, 2009. The outstanding principal balance on the Second Term Loan was $42.0 million at December 31, 1997.

  In June 1997, the Company borrowed approximately $89,380,000 on an interim loan (the "Interim Loan") to partially finance the purchase of nine existing Hotels from affiliates of Summerfield Hotel Corporation. The Interim Loan bore interest at the 30-day LIBOR rate plus 171 basis points (which was 7.4%). The Interim Loan was repaid in July 1997 from the proceeds of the common share offering completed on July 29, 1997.

  At December 31, 1997, 40 of the Company's hotel properties collateralized the long-term debt described previously. Under the loan agreements relating to that long-term debt, the Company is required to satisfy various affirmative and negative covenants. The Company was in compliance with these covenants at December 31, 1997 and 1996.

  Aggregate annual principal payments for the Company's long-term debt at December 31, 1997 are due as follows (in thousands):

1998                                                   $    942
1999                                                      1,596
2000                                                     62,330
2001                                                      2,203
2002                                                      5,255
Thereafter                                               88,129
---------------------------------------------------------------
                                                       $160,455
===============================================================


4. SHARE OPTION AND RESTRICTED COMMON SHARE PLAN

  In May 1997, the Company's shareholders approved an amended share incentive plan (the "Amended 1994 Plan") which covers employees and officers of the Company. The Amended 1994 Plan increased from 800,000 to 2,700,000 the number of Common Shares reserved for issuance (a) upon the exercise of incentive share options and non-qualified options or (b) as restricted shares and performance shares. Options granted under the Amended 1994 Plan expire not more than ten years from the date of grant. The Company may grant up to 900,000 restricted shares and performance shares under the Amended 1994 Plan.

  The exercise price of common share options may not be less than fair market value of the common shares at the date of grant. The table below delineates information concerning outstanding common share options granted under the Amended 1994 Plan.

Granted              Common Shares       Option Price Per Share
--------------------------------------------------------------------------------
1994                       250,000               $10.00
1995                        20,000                8.875
1996                       156,000                 9.75
1997                     1,192,500                13.25
1997                       100,000              14.0625


  Of the 1,718,500 common share options granted, 242,310 are incentive share options and 1,476,190 are non-qualified options. As of December 31, 1997, 727,250 common share options were vested and no common share options have been exercised. The incentive share options and non-qualified options vest over varying periods, not exceeding ten and five years, respectively.

  The Company granted 116,250 restricted shares which vest equally over a seven-year period commencing February 1997. Common share dividends are payable on the restricted shares. The Company has also issued 116,250 performance shares, of which 29,063 shares were earned in January 1998 based on the achievement of a shareholder total return target for 1997. Additional performance shares will be earned in January 1999 if a total shareholder return target is met for 1998. Performance shares that were eligible to be earned, but that were not earned in January 1998, may be earned in January 1999 if a total shareholder return target is met for the two-year period 1997/1998. Restricted shares will be issued

                                                         Innkeepers USA Trust 21
equal to the number of performance shares earned, and will vest equally over six years commencing January 1998 for the shares earned in 1998 and five years commencing January 1999 for the shares earned in 1999.

  In August 1997, the Company granted an additional 2,500 restricted shares and 2,500 performance shares with vesting and other provisions similar to the previously described grants. In January 1998, 625 performance shares were earned.

  In May 1997, the Company's shareholders approved an amended non-employee trustees share incentive plan which provides for the granting of incentive share options and restricted shares. The amended trustees plan provides for awards beyond the year 2000 and increased awards to its non-employee trustees. Options granted under the amended trustees plan expire not more than ten years from the date of grant.

  The Company has granted an aggregate of 26,000 non-qualified options to non-employee trustees. The table below delineates information concerning outstanding common share options granted under its amended trustees plan.

Granted              Common Shares       Option Price Per Share
--------------------------------------------------------------------------------
1994                        15,000                $10.00
1996                         3,000                 11.75
1997                         8,000            13.25 - 16.69

  The non-qualified options vest over varying periods not to exceed five years. As of December 31, 1997, 14,000 common share options were vested and no common share options have been exercised.

  The Company has also granted 56,214 restricted shares to its non-employee trustees, which vest over varying periods not to exceed five years. Common share dividends are payable on the restricted shares.

  The following unaudited pro forma net income and net income per share of the Company are presented as if compensation cost for the Company's share option grants were recorded in the statements of income. The pro forma net income and net income per share are not necessarily indicative of the operating results of the Company, nor do they purport to represent the results of operations of future periods.

  The fair value of each share option granted in 1997 is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions: (1) dividend of 7.0% on the common shares, (2) expected volatility of approximately 25% in the Company's common share price, (3) a risk-free interest rate of 5.9% to 6.4%, and (4) an expected option life of the vesting period plus three years. Compensation cost, on a pro forma basis, was $1,416,000, $60,000 and $6,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

                          For the Years Ended December 31,
             -----------------------------------------------------
                      1997              1996              1995
------------------------------------------------------------------
                   AS      PRO        As     Pro        As     Pro
             REPORTED    FORMA  Reported   Forma  Reported   Forma
------------------------------------------------------------------
Net income    $22,783  $21,458    $8,489  $8,432    $3,467  $3,462
Diluted
  earnings
  per share   $  0.85  $  0.80    $ 0.66  $ 0.65    $ 0.57  $ 0.56


5. EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995 (in thousands, except share and per share data):

                                          1997          1996         1995
-------------------------------------------------------------------------
Numerator:
  Net income    Numerator
     for basic and diluted
     earnings per share            $    22,783   $     8,489   $    3,467

Denominator:
  Denominator for basic
     earnings per share
     weighted-average shares        26,653,835    12,891,993    6,135,643
  Effect of dilutive securities:
     Stock options                     260,318        37,696          176
     Restricted shares                  19,198         1,638          138
-------------------------------------------------------------------------
  Denominator for diluted
     earnings per share --
     adjusted weighted-
     average shares and
     assumed conversions            26,933,351    12,931,327    6,135,957
=========================================================================
Basic earnings per share           $      0.85   $      0.66   $     0.57
=========================================================================
Diluted earnings per share         $      0.85   $      0.66   $     0.57
=========================================================================


6. COMMITMENTS, CONTINGENCIES AND
   RELATED PARTY TRANSACTIONS

  Pursuant to the partnership agreement, limited partners who hold common units of limited partnership interest in the Partnership ("Common Units") have redemption rights ("Redemption Rights") which enable them to redeem their Common Units for cash or, at Innkeeper's option, common shares on a one-for-one basis. The Redemption Rights become effective as follows:

         Number of Common Units          Effective Date
         ----------------------------------------------
           654,906                   September 30, 1995
           280,091                        July 31, 1997
            91,991                      October 7, 1997
           119,474                     November 1, 1997
         1,572,861                        June 20, 1998
           365,086                        June 20, 1999
         ----------------------------------------------
         3,084,409
         ==============================================

  Additionally, limited partners who hold preferred units of limited partnership interest in the Partnership ("Preferred Units" and collectively with the Common Units, "Units") at December 31, 1997 have Redemption Rights which enable them to redeem their Preferred Units for cash or, at Innkeeper's option, common shares on a one-for-one basis at any time after November 1, 1998. The aggregate number of Preferred Units outstanding was 4,063,329 at December 31, 1997 and 1996.

  Minimum annual preferred distributions of $1.10 are payable on each Preferred Unit, which may increase up to $1.155 for each Preferred Unit, based on increases in dividends payable on the common shares. At December 31, 1997, the quarterly preferred distribution rate is $0.285 for


22 Innkeepers USA Trust
each Preferred Unit ($1.14 on an annualized basis). The Preferred Units have a preference value of $11.00 per unit, may be converted into Common Units at any time on a one-for-one basis and will be converted into Common Units on November 1, 2006 unless previously converted or redeemed.

  The Hotels are operated under franchise or management agreements as Residence Inn by Marriott, Summerfield Suites, Sierra Suites, Sunrise Suites, Hampton Inn, Sheraton Inn, Holiday Inn Express or Comfort Inn hotels. The Company has paid the cost of obtaining or transferring certain franchise license agreements to the JF Lessee. For hotels which do not require a franchise transfer fee, the Company has advanced to the JF Lessee the working capital deposit required under the JF Lessee's management agreements with Residence Inn by Marriott. The franchise and management agreements require the payment of fees based on a percentage of hotel revenue. These fees are paid by the Lessee, which holds the franchise licenses. The Company has guaranteed the JF Lessee's payments under the franchise licenses, generally, in exchange for certain rights to substitute replacement lessees as the franchisees if the Company terminates the related Percentage Lease.

  The Company has a Sierra Suites hotel in Westborough, Massachusetts under development. The Company has committed to fund the development costs of this hotel which are approximately $7,900,000.

  Under the Percentage Leases, the Company generally is obligated to pay the costs of certain capital improvements, real estate and personal property taxes and property insurance. Additionally, the Company must make available to the Lessee an amount equal to 4.0% of room revenues from the Hotels, on a monthly basis, for the periodic replacement or refurbishment of furniture and equipment at the Hotels. The Second Term Loan requires that the Company make available for such purposes, at the eight Hotels collateralizing that loan, an additional 1.0% (for a total of 5%) of room revenues from such Hotels.

  The Lessee has future minimum base rent commitments under the Percentage Lease agreements to the Company. Minimum future base rent revenue, under the Percentage Lease agreements, are as follows through the year 2012 (in thousands):

Year                                                     Amount
---------------------------------------------------------------
1998                                                   $ 47,581
1999                                                     42,583
2000                                                     42,583
2001                                                     42,583
2002                                                     42,583
Thereafter                                              261,279
---------------------------------------------------------------
                                                       $479,192
===============================================================

  The Company's Declaration of Trust limits the consolidated indebtedness of the Company to 50.0% of the Company's investment in hotels, at cost, after giving effect to the Company's use of proceeds from any indebtedness. The Company's consolidated indebtedness was approximately $160,455,000, or 26.7% of its investment in hotels, at cost, at December 31, 1997.

  The Company has two fifty-year term ground leases expiring July 2034 and May 2035, respectively, and a 98-year term ground lease expiring October 2083, on the land underlying three of its hotel properties. Minimum annual rent payable under these leases is approximately $455,000 in the aggregate.

  The Company has paid $100,000, $100,000 and $40,000 to the Lessee for usage of office facilities for the years ended December 31, 1997, 1996 and 1995, respectively. This amount has been recorded in general and administrative expense in the statements of income.

7. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

  The unaudited pro forma statements of income of the Company are presented as if the acquisition of the Hotels and the hotels acquired in January 1998, as described in Note 8, and the equity offerings in 1996 and 1997 had occurred at the beginning of the periods presented and all of the Hotels had been leased to the Lessee pursuant to Percentage Leases throughout the periods presented. Such pro forma information is based in part on the consolidated statements of income of the Company and the JF Lessee. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

  The unaudited pro forma statements of income of the Company for the periods presented are not necessarily indicative of what the results of the operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

                                                  Year ended
                                                 December 31,
                                            -------------------
                                               1997        1996
---------------------------------------------------------------
Revenue:
  Percentage lease revenue                  $93,551     $83,556
  Other revenue                               1,380         916
---------------------------------------------------------------
     Total revenue                           94,931      84,472
---------------------------------------------------------------
Expenses:
  Depreciation                               26,878      24,762
  Amortization of franchise costs                70          89
  Ground rent                                   402         397
  Interest expense                           19,303      19,005
  Amortization of loan
     origination fees                         1,185       1,375
  Real estate and personal
     property taxes and
     property insurance                       8,192       8,045
  General and administrative                  2,347       2,250
  Amortization of
     unearned compensation                      424          47
---------------------------------------------------------------
     Total expenses                          58,801      55,970
---------------------------------------------------------------
Income before minority interest              36,130      28,502
Minority interest, common                    (2,716)     (2,067)
Minority interest, preferred                 (4,551)     (4,470)
---------------------------------------------------------------
     Net income                             $28,863     $21,965
===============================================================
Diluted earnings per share                  $  0.87     $  0.67
===============================================================


                                                         Innkeepers USA Trust 23

  The following unaudited pro forma consolidated balance sheet is presented as if the acquisition of the hotels described in Note 8 had occurred on December 31, 1997. Such pro forma information is based on, and should be read in conjunction with the financial statements contained herein. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

  The following pro forma consolidated balance sheet is not necessarily indicative of what the actual financial position would have been, assuming such transactions had been completed as of December 31, 1997, nor does it purport to represent the future financial position of the Company.


PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

                                    Historical    Adjustments    Pro Forma
--------------------------------------------------------------------------
ASSETS
Net investment in
  hotel properties                 $   565,643   $    97,092   $  662,735
Cash and
  cash equivalents                       4,228            --        4,228
Restricted cash
  and cash equivalents                   6,748            --        6,748
Due from Lessee                          4,417            --        4,417
Deferred expenses, net                   5,235            --        5,235
Deposits under
  purchase agreements                    5,050        (5,050)          --
Other assets                             1,286            --        1,286
-------------------------------------------------------------------------
     Total assets                  $   592,607   $    92,042   $  684,649
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt                     $   160,455   $    92,042   $  252,497
Accounts payable
  and other
  accrued expenses                       4,461            --        4,461
Distributions payable                   10,501                     10,501
Minority interest
  in Partnership                        74,552            --       74,552
-------------------------------------------------------------------------
     Total liabilities                 249,969        92,042      342,011
-------------------------------------------------------------------------
Shareholders' equity:
  Preferred shares
  Common shares                            328            --          328
  Additional paid-in capital           355,828            --      355,828
  Unearned compensation                 (1,812)           --       (1,812)
  Distributions in excess
     of net earnings                   (11,706)           --      (11,706)
-------------------------------------------------------------------------
     Total shareholders' equity        342,638            --      342,638
-------------------------------------------------------------------------
     Total liabilities and
       shareholders' equity        $   592,607   $    92,042   $  684,649
=========================================================================


8. SUBSEQUENT EVENTS

  On January 11, 1998, the Company purchased a 120-room Residence Inn hotel located in Bothell (Seattle Northeast), Washington for a cash price of $11,750,000. The purchase price was funded through the Line of Credit.

  On January 14, 1998, the Company purchased five Residence Inn hotels located in Lynnwood (Seattle North), Washington, Vancouver (Portland North), Washington, Bellevue (Seattle East), Washington, Lake Oswego (Portland South), Oregon and Tukwila (Seattle South), Washington with an aggregate of 616 rooms for a cash price of approximately $83,000,000. The purchase price was funded through the Line of Credit and the assumption of a $59,320,000 loan. On February 19, 1998, the Company obtained a new line of credit (the "New Line of Credit"). The New Line of Credit is uncollateralized and has a maximum borrowing amount of $250,000,000. The interest rate was reduced from LIBOR plus 175 basis points to LIBOR plus 122.5 to 162.5 basis points. The Company utilized the New Line of Credit to repay the $59,320,000 loan assumed described previously. The Line of Credit was extinguished. The Company was amortizing loan origination fees and costs incurred in connection with the Line of Credit over its original three-year term. When the Line of Credit was extinguished and replaced with the New Line of Credit, those loan origination fees and costs were expensed immediately and recognized as an extraordinary loss of approximately $2,750,000 in February 1998.

  On February 19, 1998, the Company refinanced $40,000,000 of borrowings outstanding under the Line of Credit with a new term loan (the "Third Term Loan"). The terms of the Third Term Loan are similar to the First and Second Term Loans, except that the interest rate is fixed at 7.02%. At February 19, 1998, 28 of the Company's hotel properties collateralize the long-term debt.


REPORT OF
INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Innkeepers USA Trust

  We have audited the accompanying consolidated balance sheets of Innkeepers USA Trust as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innkeepers USA Trust as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
----------------------------
Memphis, Tennessee
February 20, 1998


24 Innkeepers USA Trust

CORPORATE INFORMATION

                Board of Directors                            Executive Officers

[PICTURE]       JEFFREY H. FISHER             [PICTURE]       FREDERIC M. SHAW
                Chairman of the Board,                        Chief Operating Officer and
                Chief Executive Officer                       Executive Vice President
                and President
                Innkeepers USA Trust


[PICTURE]       MILES BERGER                  [PICTURE]       DAVID BULGER
                Vice Chairman of the Board                    Chief Financial Officer and
                Heitman Financial                             Treasurer
                Services, Ltd.


[PICTURE]       THOMAS J. CROCKER             [PICTURE]       MARK A. MURPHY
                Chairman                                      General Counsel and
                Crocker Realty Trust                          Secretary



[PICTURE]       JACK P. DEBOER                [PICTURE]      GREGORY M. FAY
                Chief Executive Officer                      Vice President of Accounting
                Candlewood Hotel
                Company, Inc.



[PICTURE]       C. GERALD GOLDSMITH
                Chairman
                Property Corp. International

[PICTURE]       ROLF E. RUHFUS
                Chairman and
                Chief Executive Officer
                Summerfield Hotel
                Corporation

[PICTURE]       BRUCE ZENKEL
                Principal
                Zenkel Schoenfeld

                                              Shareholder and
                                              Investor Information

                                              ANNUAL MEETING OF SHAREHOLDERS
                                              The Annual Meeting of Shareholders
                                              will be held on Wednesday,
                                              May 6, 1998 at 9 a.m. EDT at:
                                              Hampton Inn West Palm Beach
                                              1505 Belvedere Road
                                              West Palm Beach, Florida 33406

                                              INDEPENDENT PUBLIC ACCOUNTANTS
                                              Coopers & Lybrand L.L.P.
                                              50 North Front Street, Suite 1000
                                              Memphis, Tennessee 38103
                                              (901) 529-1100

                                              TRANSFER AGENT AND REGISTRAR
                                              Harris Trust and Savings Bank
                                              311 West Monroe, 11th Floor
                                              Chicago, Illinois 60690
                                              (312) 461-6001

                                              STOCK LISTING
                                              Innkeepers USA Trust is traded on the
                                              New York Stock Exchange under the symbol
                                              KPA. The number of shareholders on
                                              March 2, 1998 was approximately 7,292.


                                              STOCK PRICE
                                              1997                  High      Low     Dividend
                                              ------------------------------------------------

                                              Fourth Quarter     $17.500   $ 14.125     $0.260
                                              Third Quarter       17.188     13.625      0.260
Corporate Address                             Second Quarter      15.000     12.875      0.250
Innkeepers USA Trust                          First Quarter       15.500     13.000      0.250
306 Royal Poinciana Plaza
Palm Beach, Florida 33480                     1996
(561) 835-1800                                ------------------------------------------------
(561) 835-0457 FAX                            Fourth Quarter     $13.875   $ 10.500     $0.225
                                              Third Quarter       11.250      9.500      0.225
www.innkeepersusa.com                         Second Quarter      10.250      9.000      0.225
                                              First Quarter       10.250      8.875      0.225
For faxed information call
1-800 PRO-INFO and enter                      1995
the ticker symbol KPA.                        ------------------------------------------------
                                              Fourth Quarter     $9.625    $  8.625     $0.215
                                              Third Quarter       9.500       8.375      0.215
                                              Second Quarter      9.125       8.000      0.215
                                              First Quarter       8.625       7.125      0.194

                                              1994                 High       Low     Dividend
                                              ------------------------------------------------
                                              Fourth Quarter     $ 9.750   $  7.125     $0.194
                                              Sept. 23, 1994 to
                                              Sept. 30, 1994      10.125      9.625         --

                                              Residence Inn by Marriott is a registered
                                              trademark of Marriott International Inc.

                                                    Printed on Recycled Paper.

[INNKEEPERS USA LOGO]
306 Royal Poinciana Plaza
Palm Beach, Florida 33480
Tel: (561) 835-1800
Fax: (561) 835-0457
www.innkeepersusa.com