Form 10-K, Exhibit 13
period 1998-12-31
INNKEEPERS USA TRUST/FL
filed 1999-03-30
CIK 926866

                                                                    EXHIBIT 13.1


                            Selected Financial Data

                                                                                                                     Period from
                                                                                                                   September 30,
                                                                                                                            1994
                                                                                                                     (Inception)
                                                                            Years ended December 31,                     through
(unaudited)                                               --------------------------------------------------------  December 31,
(in thousands, except per share data)                        1998            1997            1996           1995            1994
--------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Total revenue                                             $ 103,767       $  66,813       $  28,377       $ 11,465       $ 1,519
Income before minority interest and
   other nonrecurring items                                  42,113          29,213           9,749          3,864           420
Minority interest, common                                    (1,829)         (1,879)           (531)          (397)          (52)
Minority interest, preferred                                 (4,693)         (4,551)           (729)            --            --
Gain on sale of hotels, net                                     333              --              --             --            --
Extraordinary loss                                           (2,760)             --              --             --            --
Net income                                                   33,164          22,783           8,489          3,467           368
Basic earnings per share (1)                                   0.89            0.85            0.66           0.57          0.08
Diluted earnings per share (1)                                 0.88            0.85            0.66           0.57          0.08

OTHER DATA:
Funds from operations ("FFO") (2)                         $  72,968       $  47,518       $  17,170       $  7,015       $   900
FFO per share (2)                                              1.65            1.43            1.20           1.03          0.17
Dividends per common share                                     1.12            1.02            0.90           0.84          0.19
Dividends per preferred share                                  1.50              --              --             --            --
Cash provided by operating activities                        70,498          49,203          17,194          4,925           670
Cash used by investing activities                          (159,263)       (246,744)       (114,114)       (90,929)         (172)
Cash provided (used) by financing activities                 87,179         161,430         135,166         86,642        (1,764)

                                                                             Years ended December 31,
                                                          --------------------------------------------------------
                                                             1998            1997            1996           1995          1994
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Investment in hotels, at cost                             $ 764,221       $ 601,508       $ 326,620       $146,524       $55,089
Total assets                                                725,114         592,607         360,357        143,339        50,247
Long-term debt                                              191,183         160,455         100,740         45,636         3,772
Minority interest in Partnership                             59,802          74,552          45,880          6,124         5,462
Shareholder's equity                                        454,392         342,638         207,605         88,246        38,895

(1) Before extraordinary loss in 1998
(2) See "Funds From Operations" in management's discussion and analysis of financial condition and results of operations


Information for five hotels (which are considered to be the predecessor of the Company) is presented below.

                                                                                             Nine Months
                                                                                                   Ended
                                                                                           September 30,
                                                                                                    1994
--------------------------------------------------------------------------------------------------------
OPERATING DATA:
Total revenue                                                                                     $8,741
Hotel operating expenses                                                                           5,048
Depreciation and amortization                                                                        814
Interest expense                                                                                   1,435
Other corporate expenses                                                                             948
--------------------------------------------------------------------------------------------------------
Net income                                                                                        $  496
========================================================================================================

QUARTERLY RESULTS OF OPERATIONS AND OTHER DATA

(UNAUDITED)                                FIRST      SECOND        THIRD       FOURTH
(IN THOUSANDS, EXCEPT PER SHARE DATA)    QUARTER      QUARTER      QUARTER      QUARTER        TOTAL
-----------------------------------------------------------------------------------------------------
1998
OPERATING DATA:
Total revenue (1)                        $23,856      $26,645      $29,232      $24,034      $103,767
Income before minority interest and
  other nonrecurring items (1)             7,582       11,353       14,543        8,635        42,113
Net income (1)                             3,357        9,455       12,740        7,612        33,164
Basic earnings per share (1)(2)             0.19         0.25         0.30         0.15          0.89
Diluted earnings per share (1)(2)           0.18         0.25         0.30         0.15          0.88
OTHER DATA:
FFO (3)                                  $15,023      $18,979      $22,282      $16,684      $ 72,968
FFO per share (3)                           0.37         0.44         0.48         0.36          1.65
-----------------------------------------------------------------------------------------------------
1997
OPERATING DATA:
Total revenue                            $12,725      $15,144      $20,831      $18,113      $ 66,813
Income before minority interest            5,581        6,902        9,248        7,482        29,213
Net income                                 4,230        5,439        7,353        5,761        22,783
Basic earnings per share (4)                0.19         0.24         0.25         0.18          0.85
Diluted earnings per share (4)              0.19         0.24         0.25         0.17          0.85
OTHER DATA:
FFO (3)                                  $ 8,798      $10,684      $14,856      $13,180      $ 47,518
FFO per share (3)(4)                        0.32         0.38         0.41         0.33          1.43
-----------------------------------------------------------------------------------------------------
1996
OPERATING DATA:
Total revenue                            $ 5,790      $ 6,507      $ 6,999      $ 9,081      $ 28,377
Income before minority interest            2,262        2,214        2,350        2,923         9,749
Net income                                 2,115        2,070        2,197        2,107         8,489
Basic earnings per share (4)                0.20         0.19         0.20         0.11          0.66
Diluted earnings per share (4)              0.20         0.19         0.20         0.11          0.66
OTHER DATA:
FFO (3)                                  $ 3,717      $ 3,773      $ 4,080      $ 5,600        17,170
FFO per share (3) (4)                       0.32         0.33         0.35         0.25          1.20
-----------------------------------------------------------------------------------------------------

(1) The quarterly information for 1998 is presented without regard to the application of EITF 98-9.
(2) Before extraordinary loss.
(3) See "Funds From Operations" in management's discussion and analysis of financial condition and results of operations.
(4) Due to the common share issuances in 1996 and 1997, the sum of the quarters do not equal the weighted average for the year.

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes hereto.

General
         The Notes to the Consolidated Financial Statements of Innkeepers USA Trust included herein contains essential information relating to the Company and the definitions of certain capitalized terms used herein. For additional information relating to Innkeepers Hospitality, Inc. (formerly JF Hotel, Inc.), reference is made to the Combined Financial Statements of Innkeepers Hospitality, Inc. included in the Company's Annual Report on Form 10-K.

         The Company acquired the following hotel properties during the years ended December 31, 1997 and 1998.

                                              Number of      Date        Purchase
Hotel                                        Suites/Rooms  Acquired        Price
Residence Inn-Eden Prairie, MN                   126        1/4/97      $11,250,000
Residence Inn-Addison, TX                        150        2/1/97      $14,500,000
Residence Inn-Arlington, TX                      114        2/1/97      $10,500,000
Summerfield Suites-Belmont, CA                   132        6/20/97         (a)
Summerfield Suites -El Segundo, CA               122        6/20/97         (a)
Summerfield Suites-West Hollywood, CA            109        6/20/97         (a)
Summerfield Suites-Mount Laurel, NJ              116        6/20/97         (a)
Summerfield Suites-Addison, TX                   132        6/20/97         (a)
Summerfield Suites-Irving (Las Colinas), TX      148        6/20/97         (a)
Sunrise Suites-Eatontown (Tinton Falls), NJ       96        6/20/97         (a)
Sierra Suites-Phoenix (Camelback), AZ (f)        113        6/20/97         (a)
Sierra Suites-Atlanta (Cumberland), GA (f)        89        6/20/97         (a)
Hampton Inn-Schaumburg (Chicago), IL             128        6/26/97         (b)
Hampton Inn-Westchester (Chicago), IL            112        6/26/97         (b)
Hampton Inn-Lombard (Chicago), IL                128        6/26/97         (b)
Residence Inn-Shelton, CT                         96       10/31/97     $11,150,000
Residence Inn-Ontario, CA                        200       12/30/97         (c)
Residence Inn-Altamonte Springs, FL              128       12/30/97         (c)
Residence Inn-Fort Wayne, IN                      80       12/30/97         (c)
Residence Inn-Indianapolis, IN                    88       12/30/97         (c)
Residence Inn-Lexington, KY                       80       12/30/97         (c)
Residence Inn-Louisville, KY                      96       12/30/97         (c)
Residence Inn-Columbus, OH                        80       12/30/97         (c)
Residence Inn-Winston-Salem, NC                   88       12/30/97         (c)
Residence Inn-Bothell, WA                        120        1/9/98      $11,750,000
Residence Inn-Lynnwood, WA                       120        1/14/98         (d)
Residence Inn-Vancouver, WA                      120        1/14/98         (d)
Residence Inn-Bellevue, WA                       120        1/14/98         (d)
Residence Inn-Tukwila, WA                        144        1/14/98         (d)
Residence Inn-Lake Oswego, OR                    112        1/14/98         (d)
Sierra Suites-Westborough, MA (f)                113        6/22/98       7,900,000
Residence Inn-Gaithersburg, MA                   132        7/10/98         (e)
Residence Inn-Atlanta, GA                        120        10/9/98         (e)
Residence Inn-San Jose, CA                       150        11/6/98         (e)

(a) Aggregate purchase price of $118,547,000
(b) Aggregate purchase price of $19,100,000
(c) Aggregate purchase price of $59,500,000
(d) Aggregate purchase price of $83,000,000
(e) Aggregate purchase price of $89,100,000, which includes three hotels that had not been purchased as of December 31, 1998
(f) Hotel sold on October 23, 1998

The Hotels

         The following chart summarizes information regarding the Hotels at December 31, 1998:

                                            Number of     Number of
                                              Hotel        Rooms/
Franchise Affiliation                       Properties     Suites
-------------------------------------------------------------------
Upscale, extended-stay hotels:
  Residence Inn                                 41         4,787
  Summerfield Suites                             6           759*
  Sunrise Suites                                 1            96
-------------------------------------------------------------------
                                                48         5,642

Limited service hotels:
  Hampton Inn                                   12         1,527
  Courtyard by Marriott                          1           139
  Comfort Inn                                    1           127
  Holiday Inn Express                            1           204
-------------------------------------------------------------------
                                                15         1,997
-------------------------------------------------------------------
  Total                                         63         7,639
===================================================================

* includes 298 two-bedroom suites

Average daily rate ("ADR"), occupancy and revenue per available room ("RevPAR") for 60 of the Hotels are presented in the following table. Results were excluded for such comparison for three newly developed hotels. Management believes that growth in RevPAR at the Hotels reflects the results of the Company's focused acquisition strategy, the continued implementation of professional management techniques by the Lessees and third party management companies employed by the Lessees and improving industry conditions. No assurance can be given that the trends reflected in following table will continue or that occupancy, ADR and RevPAR will not decrease due to changes in national or local economic, hospitality or other industry conditions.

                                       Years ended
                                       December 31,             Percentage
                                 ----------------------          increase
                                   1998           1997          (decrease)
--------------------------------------------------------------------------
The Hotels (1):
  Occupancy                        79.78%         79.89%          (0.1)%
  Average daily rate             $ 99.09        $ 92.57            7.0%
  RevPAR                         $ 79.05        $ 73.96            6.9%

Upscale, extended-stay
  hotels (2):
  Occupancy                        82.86%         83.89%          (1.2)%
  Average daily rate             $106.18        $ 98.83            7.4%
  RevPAR                         $ 87.99        $ 82.91            6.1%

Limited service hotels (3):
  Occupancy                        71.26%         68.87%           3.5%
  Average daily rate             $ 76.30        $ 71.49            6.7%
  RevPAR                         $ 54.38        $ 49.23           10.5%

(1) 60 hotels, excludes three newly developed hotels
(2) 45 hotels, excludes three newly developed hotels
(3) 15 hotels

Results of operations
         The following paragraphs discuss the results of operations for the Company.

Comparison of the Year Ended December 31, 1998 ("1998") to the Year Ended December 31, 1997 ("1997")
         The Company had revenues for 1998 of $103,767,000, consisting of $103,022,000 of Percentage Lease revenue from the Lessees and $745,000 of other revenue, compared with $66,813,000, $65,433,000 and $1,380,000, respectively, for 1997. The increase in Percentage Lease revenue is attributable to RevPAR growth of approximately 6.9% at the Company's hotels and the number of hotels owned increasing from 32 at January 1, 1997, to 56 at December 31, 1997 and 63 at December 31, 1998.

         Depreciation, amortization of franchise costs, amortization of loan origination fees, and amortization of unearned compensation ("Depreciation and Amortization") were $32,519,000 in the aggregate for 1998 compared with $19,951,000 for 1997. The increase in Depreciation and Amortization was primarily due to the increase in the number of hotels owned as discussed previously. Also contributing to the increase in Depreciation and Amortization was the depreciation of renovations completed at the Hotels and amortization of the restricted share awards granted in 1998.

         Real estate and personal property taxes and property insurance were $9,888,000 for 1998 compared with $5,645,000 for 1997. This increase was primarily due to the increase in the number of hotels owned as discussed previously and increases in assessed values of certain hotels for real estate tax purposes.

         Interest expense for 1998 was $15,149,000 compared with $9,255,000 for 1997. This increase is due primarily to increased borrowings for hotel acquisitions offset by a reduction in the interest rate on the Company's Line of Credit.

         General and administrative expenses for 1998 were $3,645,000 compared with $2,347,000 for 1997. This increase is due primarily to increases in certain expenses as a result of the increase in the number of hotels owned and the addition of new employees. However, general and administrative expenses remained constant at approximately 3.5% of total revenue.

         Net income applicable to common shareholders for 1998 was $26,980,000, or $0.80 per diluted share, compared with $22,783,000, or $0.85 per diluted share, for 1997. This decrease in earnings per diluted share was due primarily to the extraordinary loss related to the extinguishment of the Company's Previous Line of Credit.

Comparison of the Year Ended December 31, 1997 ("1997") to the Year Ended December 31, 1996 ("1996")
         The Company had revenues for 1997 of $66,813,000, consisting of $65,433,000 of Percentage Lease revenue from the Lessees and $1,380,000 of other revenue, compared with $28,377,000, $27,466,000 and $911,000, respectively, for 1996. The increase in Percentage Lease revenue is due, primarily, to the RevPAR growth of 11.4% at the Company's Hotels and the number of hotels owned increasing from 18 at January 1, 1996, to 32 at December 31, 1996 and to 56 at December 13, 1997.

         Depreciation and Amortization was $19,951,000 in the aggregate for 1997 compared with $8,424,000 for 1996. The increase in Depreciation and Amortization was primarily due to the increase in the number of hotels owned as discussed previously. Also contributing to the increase in Depreciation and Amortization was the depreciation of renovations completed at the Hotels, amortization of loan origination costs and fees for the Line of Credit, an interim loan and the Second Term loan and amortization of the restricted share awards granted in 1997.

         Real estate and personal property taxes and property insurance were $5,645,000 for 1997 compared with $2,803,000 for 1996. This increase was primarily due to the increase in the number of hotels owned as discussed previously and increases in assessed values of certain hotels for real estate tax purposes.

         Interest expense for 1997 was $9,255,000 compared with $5,839,000 for 1996. Interest expense for 1997 consisted primarily of interest incurred on borrowings outstanding under the Company's Line of Credit, the First Term Loan, the Second Term Loan and borrowings under various mortgage notes. Interest expense for 1996 consisted primarily of interest incurred on borrowings outstanding under the Previous Line of Credit, the First Term Loan and borrowings under a mortgage note.

         General and administrative expenses for 1997 were $2,347,000 compared with $1,186,000 for 1996. This increase is due primarily to increases in certain expenses as a result of the increase in the number of hotels owned, the addition of new employees and increases in the salaries of existing employees.

         Net income for 1997 was $22,783,000, or $0.85 per share, compared with $8,489,000, or $0.66 per share, for 1996.

Liquidity and Capital Resources
         The Company's principal source of liquidity is rent payments from the Lessees under the Percentage Leases, and the Company is dependent on the Lessees to make such payments to provide cash for debt service, distributions, capital expenditures at its Hotels, and working capital. The Company believes that its cash provided by operating activities will be adequate to meet some of its liquidity needs. The Company currently expects to fund its growth objectives, and any other additional liquidity needs, primarily by borrowing on its Line of Credit or other facilities, exchanging equity for hotel properties or possibly accessing the capital markets if market conditions permit.

         Cash and cash equivalents (including restricted cash and cash equivalents) at December 31, 1998 and 1997 were $9,535,000 and $10,976,000, including approximately $3,777,000 and $1,925,000, respectively, which the Company is required, under the Percentage Leases, to make available to the Lessees for the replacement and refurbishment of furniture and equipment and certain other capital expenditures. Additionally, cash and cash equivalents include approximately $3,116,000 and $4,823,000 at December 31, 1998 and 1997, respectively, that is held in escrow to pay for insurance, taxes, and capital expenditures for certain Hotels.

         Net cash provided by operating activities for the years ended December 31, 1998 and 1997 was $70,498,000 and $49,203,000, respectively.

         Net cash used in investing activities was $159,263,000 for the year ended December 31, 1998. This was comprised primarily of the Company (a) acquiring nine Residence Inn by Marriott hotels for approximately $142,450,000;
(b) costs incurred in the development of the Sierra Suites hotel located in Westborough, Massachusetts of approximately $5,970,000; and (c) renovations at certain hotels of approximately $26,900,000; offset by the sale of three Sierra Suites hotels for approximately $19,950,000.

         Net cash used in investing activities was $246,744,000 for the year ended December 31, 1997. This was comprised primarily of the Company (a) acquiring 12 Residence Inn hotels for approximately $101,974,000; (b) acquiring three Hampton Inn hotels for approximately $19,100,000; (c) acquiring six Summerfield Suites hotels, and two Sierra Suites hotels, and one Sunrise Suite hotel for approximately $89,478,000.

The purchase prices of certain hotels also included the issuance of Common Units in addition to the cash portion described above.

         Net cash provided by financing activities was $87,179,000 for the year ended December 31, 1998, consisting primarily of net proceeds from the Series A Preferred Share offering of $111,552,000, net proceeds from long-term debt issuances of $30,728,000, distributions paid of $48,666,000, redemption of 233,612 Common Units for $3,568,000, and loan origination fees and costs paid of $2,845,000.

         Net cash provided by financing activities was $161,430,000 for the year ended December 31, 1997 consisting primarily of net proceeds from the issuance of 10,285,421 Common Shares for $135,305,000, borrowings under the Previous Line of Credit of $60,300,000 and distributions paid of $29,860,000.

         On May 18 and 27, 1998 the Company sold an aggregate of 4,630,000 8.625% Series A cumulative convertible preferred shares of beneficial interest (the "Series A Preferred Shares") at $25 per share in a private offering (exempt from registration under Rule 144A) underwritten by EVEREN Securities, Inc. The total underwriting discount was $3,796,600. The Series A Preferred Shares are convertible into 1.4811 common shares at any time. The Series A Preferred Shares are redeemable by the Company after May 18, 2003 and have no stated maturity or sinking fund requirements. The Series A Preferred Shares will automatically convert into common shares in May 2008 unless previously converted or redeemed. The Series A Preferred Shares have a liquidation preference of $25 per share and are entitled to annual dividends equal to the greater of (i) $2.15624 per share ($0.53906 per share payable quarterly) or (ii) the cash dividend paid or payable on the number of common shares into which a Series A Preferred Share is then convertible. The net proceeds of the Series A Preferred Share offering of $111,552,000 were used to repay borrowings outstanding under the Line of Credit. On September 2, 1998, the SEC declared effective a registration statement covering the resale of Series A Preferred Shares acquired in the 144A offering or a subsequent exempt resale.

         The Company pays regular quarterly distributions on its common shares and Common Units and the current quarterly distribution is $0.28 per share. Quarterly preferred distributions of $0.28875 are payable on each Class B Preferred Unit. The holders of the Common Units and Class B Preferred Units may redeem their units for cash or, at the election of Innkeepers, common shares on a one-for-one basis. Under federal income tax law provisions applicable to REITs, the Company is required to distribute at least 95% of its taxable income to maintain its REIT status.

         The Company's consolidated indebtedness was 25.0% of its investment in hotels, at cost, at December 31, 1998. At December 31, 1998, the Company had outstanding indebtedness of approximately $191,183,000, of which approximately 69.4% bore interest at a weighted average fixed rate of approximately 7.6%. At December 31, 1998, 26 of the Company's hotel properties collateralized its long-term debt and 37 of the Company's hotel properties were unencumbered. In making future investments in hotel properties, the Company may incur additional indebtedness. The Company may also incur indebtedness to meet distribution requirements imposed on a REIT under the Internal Revenue Code to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. The Company's Declaration of Trust limits aggregate indebtedness to 50% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness.

         The Company's Line of Credit bears interest based on the LIBOR rate and increases or decreases in the LIBOR rate will increase or decrease the Company's cost of borrowings outstanding under the Line of Credit. Based on the borrowings outstanding under the Line of Credit at December 31, 1998, a one percentage point change in the LIBOR rate would change annual interest charges by approximately $485,000. In March 1998, the Company entered into an interest rate cap agreement with a notional amount of $125,000,000 and a term of one year. The agreement effectively caps the interest rate on $125,000,000 of borrowings on the Line of Credit at 7.625%.

         In the future, the Company may seek to increase the amount of its credit facilities, negotiate additional credit facilities, or issue corporate debt instruments, all in compliance with the debt limitation. Any debt incurred or issued by the Company may be secured or unsecured, short-term or long-term, fixed or variable interest rate and may be subject to such other terms as management or the Board of Trustees of the Company deems prudent.

         The Company has a shelf registration statement for $250,000,000 of common shares, preferred shares or warrants to purchase shares of the Company. The shelf registration statement was declared effective by the Securities and Exchange Commission on April 11, 1997. The terms and conditions of the securities issued thereunder are determined by the Company based on market conditions at the time of issuance. In July and August of 1997, the Company issued 10,284,000 common shares, raising gross proceeds of $143,976,000 and leaving $106,024,000 available under the shelf registration statement.

         The Percentage Leases require the Company to make available to the Lessees an amount equal to 4.0% of room revenues from the Hotels, on a monthly basis, for the periodic replacement or refurbishment of furniture and equipment and certain other capital expenditures at the Hotels. The Second and Third Term Loans require that the Company make available for such purposes, at the Hotels collateralizing those loans, an additional 1.0% (for a total of 5.0%) of room revenues from such Hotels. The Company intends to cause the expenditure of amounts in excess of such obligated amounts if necessary to comply with the reasonable requirements of any franchise agreement and otherwise to the extent that the Company deems such expenditures to be in the best interest of the Company.

         Management believes that the amounts required to be made available by the Company will be sufficient to meet most of the routine expenditures for furniture and equipment at the Hotels. However, the Company is currently in the process of a capital improvement plan at the Hotels. In 1997 and 1998 the Company spent approximately $57,000,000 in capital expenditures at the Hotels. It is currently estimated that the Company will spend between $20,000,000 and $25,000,000 in capital expenditures at the Hotels in 1999. The Company currently intends to pay for the cost of capital improvements and any additional furniture and equipment requirements from available cash or, to the extent that undistributed cash is insufficient to pay such costs, the Line of Credit.

         Management has become aware of certain financial difficulties at the Summerfield Lessee. While the full extent of the financial difficulties of the Summerfield Lessee is not known, management of the Company believes that near term liquidity problems exist at the Summerfield Lessee. However, the Summerfield Lessee has paid to the Company all amounts owed to the Company at December 31, 1998. The Summerfield Lessee also has a $5,533,484 irrevocable Letter of Credit pledged as collateral for amounts owed to the Company under the Percentage Leases.

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

Inflation
         Operators of hotels, including the Lessees and any third-party managers retained by the Lessees, in general possess the ability to adjust room rates quickly. However, competitive pressures have limited and may in the future limit the ability of the Lessees and any third-party managers retained by the Lessees to raise room rates in response to inflation.

Year 2000 issue
         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any systems that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations. The Company and the Lessees have initiated programs to address the challenges the Year 2000 may present to their systems and applications. This program includes or will include computer systems and applications operated by the Company or the Lessees, systems of third parties upon whose data or functionality the Company or the Lessees rely (for example: Marriott, Promus, banks, credit card companies, utilities and Patriot American Hospitality, Inc.), and certain other systems or assets which contain date sensitive technology.

         Based upon its investigation to date, neither the Company nor the Lessees have yet identified any material Year 2000 issues with respect to their systems. By the end of the second quarter of 1999, management expects to have substantially completed (i) the assessment phase of the program and (ii) any necessary modifications to their own systems, and necessary conversions to new software and related testing. As part of the compliance program, the Company has initiated or will initiate communications with those third parties whose failure to timely convert their systems could reasonably be expected to have an impact on the Company's operations.

         Although the Company does not believe the Year 2000 issue will have a material impact on the Company's operations, there can be no guarantee that the Company's, the Lessees' or any third party's Year 2000 remediation efforts will be fully compliant. If noncompliance is extensive, this could have a material effect on the Company's or the Lessees' business, financial conditions, results of operation and liquidity. The Company has not hired any external consultants or incurred any additional costs to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 problem; although it may retain such consultants or incur additional costs in the future as circumstances warrant. The use of the Company's own information system personnel to address the Year 2000 problem has not delayed other information systems projects or affected normal operations. Conflicts regarding the time demands on its and its Lessees' information systems' personnel of Year 2000 remediation efforts and maintaining/supporting normal operations may cause delays or create issues in one or both functions. Management does not consider the incurred or estimated costs of its compliance program to be material. This assessment could differ materially if either the scope or schedule progress with its compliance program is significantly altered.

         The Company and the Lessees intend to establish contingency plans to handle any unknown or potential material issues that may arise from the Year 2000 issue. The Company expects any contingency plans to be completed in the third quarter of 1999. The Company's and the Lessees' critical applications include its reservations systems, credit card transmission, security systems, payment systems, utilities, payroll, accounts payable and receivable and other financial applications. Should any or all of the critical applications fail to perform properly subsequent to January 1, 2000, other than utilities, the Company intends that it and its Lessees will resort to temporary manual processing, which will slow operations but is not expected to have a material adverse impact on its operations in the long-term.

         This discussion includes forward-looking statements of the Company's efforts and managements expectations relating to Year 2000 readiness. The Company's ability to achieve Year 2000 readiness and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and costs of programming and testing resources, vendors' ability to install or modify proprietary hardware and software, unanticipated problems identified in the ongoing Year 2000 readiness review and problems that may not be identifiable despite reasonable efforts.

Forward-Looking Statements
         This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements relate to future events and the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results or achievements expressed or implied by such forward-looking statements. The Company is not obligated to update any such factors or to reflect the impact of actual future events or developments on such forward-looking statements.

Funds From Operations
         Funds From Operations ("FFO") is a widely used measure of performance for an equity REIT. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is income (loss) before minority interest (determined in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operating activities as defined by generally accepted accounting principles, (ii) is not indicative of cash available to fund all cash flow and liquidity needs, including its ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with generally accepted accounting principles) for purposes of evaluating the Company's operating performance.

         The following presents the Company's calculation of FFO and FFO per share for the years ended December 31, 1998, 1997, and 1996 (in thousands, except share and per share data):

                                      1998              1997             1996
--------------------------------------------------------------------------------
Net income applicable to
  common shareholders             $    26,980       $    22,783      $     8,489
Minority interest, common               1,829             1,879              531
Minority interest, preferred            4,693             4,551              729
Gain on sale of hotels, net              (333)               --               --
Extraordinary loss                      2,760                --               --
Depreciation                           30,855            18,305            7,421
Preferred share dividends               6,184                --               --
--------------------------------------------------------------------------------
FFO                               $    72,968       $    47,518      $    17,170
================================================================================
Denominator for diluted
   earnings per share              33,673,441        26,933,351       12,931,327
Weighted average:
   Common Units                     2,285,895         2,207,155          766,945
   Preferred Units                  4,063,329         4,063,329          666,119
   Convertible
    preferred shares                4,250,920                --               --
--------------------------------------------------------------------------------
Denominator for FFO
  per share                        44,273,585        33,203,835       14,364,391
--------------------------------------------------------------------------------
FFO per share                     $      1.65       $      1.43      $      1.20
================================================================================

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997
                 (in thousands, except share and per share data)

                                                                        1998            1997
----------------------------------------------------------------------------------------------
ASSETS
Investment in hotel properties:
  Land and improvements                                               $ 90,103        $ 71,508
  Buildings and improvements                                           573,846         449,813
  Furniture and equipment                                               87,828          63,439
  Renovations in process                                                12,228          14,837
  Hotels under development                                                 216           1,911
----------------------------------------------------------------------------------------------
                                                                       764,221         601,508
  Accumulated depreciation                                             (65,923)        (35,865)
----------------------------------------------------------------------------------------------
  Net investment in hotel properties                                   698,298         565,643

Cash and cash equivalents                                                2,642           4,228
Restricted cash and cash equivalents                                     6,893           6,748
Due from Lessees                                                        10,699           4,417
Deferred expenses, net                                                   4,191           5,235
Deposits under purchase agreements                                       1,000           5,050
Other assets                                                             1,391           1,286
----------------------------------------------------------------------------------------------
    Total assets                                                      $725,114        $592,607
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt                                                        $191,183        $160,455
Accounts payable and accrued expenses                                    6,714           4,461
Distributions payable                                                   13,023          10,501
Minority interest in Partnership                                        59,802          74,552
----------------------------------------------------------------------------------------------
    Total liabilities                                                  270,722         249,969
==============================================================================================

Commitments and contingencies (note 6)

Shareholders' equity:
  Preferred shares, $0.01 par value, 20,000,000 shares
    authorized, 4,630,000 shares issued and outstanding
    at December 31, 1998                                               115,750              --
  Common shares, $0.01 par value, 100,000,000 shares
    authorized, 34,541,586 and 32,848,608 issued and outstanding
    at December 31, 1998 and 1997, respectively                            345             328
  Additional paid-in capital                                           365,711         355,828
  Unearned compensation                                                 (4,901)         (1,812)
  Distributions in excess of net earnings                              (22,513)        (11,706)
----------------------------------------------------------------------------------------------
    Total shareholders' equity                                         454,392         342,638
==============================================================================================
    Total liabilities and shareholders' equity                        $725,114        $592,607
==============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Income
              for the years ended December 31, 1998, 1997 and 1996
                      (in thousands, except per share data)

                                                                        1998           1997           1996
------------------------------------------------------------------------------------------------------------
Revenue:
  Percentage Lease revenue                                            $103,022        $65,433        $27,466
  Other revenue                                                            745          1,380            911
------------------------------------------------------------------------------------------------------------
    Total revenue                                                      103,767         66,813         28,377
============================================================================================================

Expenses:
  Depreciation                                                          30,855         18,305          7,421
  Amortization of franchise costs                                           73             37             89
  Ground rent                                                              453            402            376
  Interest expense                                                      15,149          9,255          5,839
  Amortization of loan origination fees                                  1,047          1,185            867
  Real estate and personal property taxes and property insurance         9,888          5,645          2,803
  General and administrative                                             3,645          2,347          1,186
  Amortization of unearned compensation                                    544            424             47
------------------------------------------------------------------------------------------------------------
    Total expenses                                                      61,654         37,600         18,628
============================================================================================================

Income before minority interest and other nonrecurring items            42,113         29,213          9,749
Minority interest, common                                               (1,829)        (1,879)          (531)
Minority interest, preferred                                            (4,693)        (4,551)          (729)
Gain on sale of hotels, net                                                333             --             --
Extraordinary loss                                                      (2,760)            --             --
------------------------------------------------------------------------------------------------------------
Net income                                                              33,164         22,783          8,489
Preferred share dividends                                               (6,184)            --             --
------------------------------------------------------------------------------------------------------------
Net income applicable to common shareholders                          $ 26,980        $22,783        $ 8,489
============================================================================================================

Earnings per share data:
  Basic-before extraordinary loss                                     $   0.89        $  0.85        $  0.66
  Extraordinary loss                                                      0.08             --             --
------------------------------------------------------------------------------------------------------------
  Basic                                                               $   0.81        $  0.85        $  0.66
============================================================================================================

  Diluted-before extraordinary loss                                   $   0.88        $  0.85        $  0.66
  Extraordinary loss                                                      0.08             --             --
------------------------------------------------------------------------------------------------------------
  Diluted                                                             $   0.80        $  0.85        $  0.66
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity
              for the years ended December 31, 1998, 1997 and 1996
                        (in thousands, except share data)

                                                                                                              Distri-
                                               Preferred Shares       Common Shares        Addi-              butions     Total
                                             -------------------      --------------      tional Unearned   in Excess    Share-
                                                      Redemption                 Par     Paid-in  Compen-      of Net  holders'
                                             Shares        Value       Shares  Value     Capital   sation    Earnings    Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     --         --      10,817,883   $108  $  90,659  $  (185)  $ (2,336)  $ 88,246
Amortization of unearned compensation            --         --              --     --         --       47         --         47
Common share offering, net                       --         --      11,500,000    115    116,905       --         --    117,020
Dividend reinvestment and share
  purchase plan, net                             --         --             804     --        (38)      --         --        (38)
Conversion of common units                       --         --           3,811     --         38       --         --         38
Allocation from minority interest                --         --              --     --      6,128       --         --      6,128
Net income                                       --         --              --     --         --       --      8,489      8,489
Distributions declared-common shares             --         --              --     --         --       --    (12,325)   (12,325)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     --         --      22,322,498    223    213,692     (138)    (6,172)   207,605
===============================================================================================================================

Issuance of restricted shares                    --         --         150,964      1      2,097   (2,098)        --         --
Amortization of unearned compensation            --         --              --     --         --      424         --        424
Common share offering, net                       --         --      10,284,000    103    135,183       --         --    135,286
Dividend reinvestment and share
  purchase plan, net                             --         --           1,421     --         19       --         --         19
Shelf registration statement costs               --         --              --     --        (88)      --         --        (88)
Conversion of common units                       --         --          89,725      1      1,190       --         --      1,191
Allocation from minority interest                --         --              --     --      3,735       --         --      3,735
Net income                                       --         --              --     --         --       --     22,783     22,783
Distributions declared-common shares             --         --              --     --         --       --    (28,317)   (28,317)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                     --         --      32,848,608    328    355,828   (1,812)   (11,706)   342,638
===============================================================================================================================

Issuance of restricted shares                    --         --         384,688      4      3,629   (3,633)        --         --
Amortization of unearned compensation            --         --              --     --         --      544         --        544
Preferred share offering, net             4,630,000   $115,750              --     --     (4,198)      --         --    111,552
Dividend reinvestment and share
  purchase plan, net                             --         --           2,917     --         37       --         --         37
Shelf registration statement costs               --         --              --     --        (59)      --         --        (59)
Conversion of common units                       --         --       1,305,373     13     19,141       --         --     19,154
Allocation to minority interest                  --         --              --     --     (8,667)      --         --     (8,667)
Net income                                       --         --              --     --         --       --     33,164     33,164
Distributions declared-common shares             --         --              --     --         --       --    (37,787)   (37,787)
Distributions declared-preferred shares          --         --              --     --         --       --     (6,184)    (6,184)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998              4,630,000   $115,750      34,541,586   $345  $ 365,711  $(4,901)  $(22,513)  $454,392
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
              for the years ended December 31, 1998, 1997 and 1996
        (in thousands, except supplemental non-cash financing activities)

                                                                       1998            1997            1996
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                        $  33,164       $  22,783       $   8,489
  Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation and amortization                                   32,519          19,951           8,424
       Minority interests                                               6,522           6,430           1,260
       Gain on sale of hotels, net                                       (333)             --              --
       Extraordinary loss                                               2,760              --              --
  Changes in operating assets and liabilities:
    Due from Lessees                                                   (6,282)           (876)         (1,493)
    Deferred expenses, net                                                 --              --            (182)
    Other assets                                                         (105)           (632)            212
    Accounts payable and accrued expenses                               2,253           1,547             484
-------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                       70,498          49,203          17,194
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in hotel properties                                     (177,966)       (239,180)       (109,104)
  Proceeds from sale of hotels                                         19,950              --              --
  Net deposits into restricted cash accounts                             (145)         (2,348)         (4,400)
  Payments for franchise fees                                            (102)           (166)           (610)
  Deposits under purchase agreements                                   (1,000)         (5,050)             --
-------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                         (159,263)       (246,744)       (114,114)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term debt issuance                               337,149         221,628          46,307
  Payments on long-term debt                                         (306,421)       (161,913)        (16,139)
  Dividend reinvestment plan and shelf registration costs paid            (22)            (88)            (38)
  Distributions paid to unit holders                                   (7,573)         (5,062)         (1,395)
  Distributions paid to shareholders                                  (41,093)        (24,798)         (9,630)
  Redemption of units                                                  (3,568)             --              --
  Proceeds from issuance of common shares, net                             --         135,305         116,641
  Proceeds from issuance of preferred shares, net                     111,552              --              --
  Loan origination fees and costs paid                                 (2,845)         (3,642)           (580)
-------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                       87,179         161,430         135,166
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   (1,586)        (36,111)         38,246
Cash and cash equivalents at beginning of year                          4,228          40,339           2,093
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $   2,642       $   4,228       $  40,339
=============================================================================================================
Supplemental cash flow information:
  Interest paid                                                     $  15,136       $   9,256       $   5,704
=============================================================================================================

Supplemental non-cash financing activities:
         The Company issued 119,473 Common Units, with a deemed value at the time of issuance of $1,359,000, and 4,063,329 Class B Preferred Units, with a deemed value at the time of issuance of $44,697,000, for the acquisition of eight hotel properties during the year ended December 31, 1996.

         The Company assumed $24,936,000 of long-term indebtedness in connection with the acquisition of three hotel properties during the year ended December 31, 1996.

         The Company issued 2,307,763 Common Units, with a deemed value at the time of issuance of $33,995,000, for the acquisition of 11 hotel properties during the year ended December 31, 1997.

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization
         Innkeepers USA Trust ("Innkeepers") is a self-administered real estate investment trust ("REIT"), which commenced operations on September 30, 1994. Innkeepers initially acquired an 87.7% equity interest in Innkeepers USA Limited Partnership (with its subsidiary partnerships, the "Partnership" and collectively with Innkeepers, the "Company") which owned seven hotels with an aggregate of 851 rooms. At December 31, 1998, Innkeepers owned interests in 63 hotels with an aggregate of 7,639 rooms (the "Hotels") through its 95.7% interest in the Partnership. The Hotels are comprised of 41 Residence Inn by Marriott hotels, 12 Hampton Inn hotels, six Summerfield Suites hotels, one Sunrise Suites hotel, one Comfort Inn hotel, one Courtyard by Marriott hotel, and one Holiday Inn Express hotel. The Hotels are located in 23 states, with 11 hotels located in California.

         The Company leases 56 of the Hotels to Innkeepers Hospitality, Inc., formerly known as JF Hotel, Inc. (or other entities under common ownership, collectively the "IH Lessee"), and seven of the Hotels to affiliates of Patriot American Hospitality, Inc. (the "Summerfield Lessee" and collectively with the IH Lessee, the "Lessees") pursuant to leases which provide for rent based on the room revenues of the Hotels ("Percentage Leases"). Two officers of the Company are the shareholders of the IH Lessee. A trustee of the Company is a director of the Summerfield Lessee.

Principles of consolidation
         The consolidated financial statements include the accounts of Innkeepers and the Partnership after elimination of all significant inter-company accounts and transactions.

Investment in hotel properties
         Hotel properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (five years for furniture and equipment, 15 years for land improvements and 40 years for buildings and improvements). The Company periodically evaluates the carrying value of its hotel properties to measure and recognize the possible impairment of these assets. The Company believes that no such impairment existed at December 31, 1998 or 1997.

         Costs directly related to the acquisition and development of hotels are capitalized. Real estate taxes, insurance and interest incurred during the development period are also capitalized.

         Routine repairs and maintenance at the Hotels are the responsibility of the Lessees and are charged to expense as incurred; major renewals and betterments are the responsibility of the Company and are capitalized. Upon sale or disposition, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in operations.

Cash and cash equivalents
         All highly liquid debt investments with a maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federal depository insurance limits.

         Restricted cash and cash equivalents include amounts the Company must make available to the Lessees for the replacement and refurbishment of furniture and equipment and certain other capital expenditures at the Hotels and amounts held in escrow by certain lenders for the payment of insurance, real estate taxes and certain capital expenditures.

Deferred expenses
         Deferred expenses are recorded at cost and consist primarily of loan origination fees and costs and franchise application and transfer fees. Amortization of franchise fees is computed using the straight-line method over the original lives of the franchise agreements which range from approximately three to 13 years. Loan origination fees and costs are amortized using the interest method over the original terms of the related indebtedness, which are three to 12 years.

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

Revenue recognition
         Percentage Lease revenue is recognized as earned from the Lessees under each percentage lease agreement. The Company must rely on the Lessees to generate sufficient cash flow from the operation of the Hotels to enable the Lessees to meet the rent obligations under the Percentage Leases. The obligations of the Summerfield Lessee under its Percentage Lease agreements are collateralized by a $5,533,484 irrevocable letter of credit. The obligations of the IH Lessee under its Percentage Leases are not collateralized. The IH Lessee has only nominal assets, other than working capital, and the Lessees have met all rent obligations when due under the Percentage Leases.

Stock based compensation
         The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Distributions
         The Company intends to pay regular quarterly distributions which, at a minimum, will be sufficient for the Company to maintain its REIT status.

Income taxes
         The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the financial statements. Earnings and profits, which determine the taxability of distributions to common shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation for federal tax purposes.

         The following table sets forth certain per share information regarding the Company's common share distributions for the years ended December 31, 1998, 1997 and 1996:

                                     1998       1997       1996
---------------------------------------------------------------
Total distribution                  $1.12      $1.02      $0.90
Ordinary income                     $1.06      $0.88      $0.71
Return of capital                   $0.05      $0.14      $0.19
Unrecaptured Section 1250 gain      $0.01      $  --      $  --

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

         The fair value of long-term debt is not materially different from its carrying amount and is estimated based on current rates offered to the Company for similar debt.

2. ACQUISITIONS AND SALES OF HOTEL PROPERTIES
         The Company acquired the following hotel properties during the years ended December 31, 1998 and 1997:

                                              Number of        Date          Purchase
Hotel                                       Suites/Rooms     Acquired          Price
--------------------------------------------------------------------------------------
Residence Inn-Eden Prairie, MN                   126           1/4/97      $11,250,000
Residence Inn-Addison, TX                        150           2/1/97       14,500,000
Residence Inn-Arlington, TX                      114           2/1/97       10,500,000
Summerfield Suites-Belmont, CA                   132          6/20/97              (a)
Summerfield Suites-El Segundo, CA                122          6/20/97              (a)
Summerfield Suites-West Hollywood, CA            109          6/20/97              (a)
Summerfield Suites-Mount Laurel, NJ              116          6/20/97              (a)
Summerfield Suites-Addison, TX                   132          6/20/97              (a)
Summerfield Suites-Irving (Las Colinas), TX      148          6/20/97              (a)
Sunrise Suites-Eatontown (Tinton Falls), NJ       96          6/20/97              (a)
Sierra Suites-Phoenix (Camelback), AZ (f)        113          6/20/97              (a)
Sierra Suites-Atlanta (Cumberland), GA (f)        89          6/20/97              (a)
Hampton Inn-Schaumburg (Chicago), IL             128          6/26/97              (b)
Hampton Inn-Westchester (Chicago), IL            112          6/26/97              (b)
Hampton Inn-Lombard (Chicago), IL                128          6/26/97              (b)
Residence Inn-Shelton, CT                         96         10/31/97       11,150,000
Residence Inn-Ontario, CA                        200         12/30/97              (c)
Residence Inn-Altamonte Springs, FL              128         12/30/97              (c)
Residence Inn-Fort Wayne, IN                      80         12/30/97              (c)
Residence Inn-Indianapolis, IN                    88         12/30/97              (c)
Residence Inn-Lexington, KY                       80         12/30/97              (c)
Residence Inn-Louisville, KY                      96         12/30/97              (c)
Residence Inn-Columbus, OH                        80         12/30/97              (c)
Residence Inn-Winston-Salem, NC                   88         12/30/97              (c)
Residence Inn-Bothell, WA                        120           1/9/98       11,750,000
Residence Inn-Lynnwood, WA                       120          1/14/98              (d)
Residence Inn-Vancouver, WA                      120          1/14/98              (d)
Residence Inn-Bellevue, WA                       120          1/14/98              (d)
Residence Inn-Tukwila, WA                        144          1/14/98              (d)
Residence Inn-Lake Oswego, OR                    112          1/14/98              (d)
Sierra Suites-Westborough, MA (f)                113          6/22/98        7,900,000
Residence Inn-Gaithersburg, MA                   132          7/10/98              (e)
Residence Inn-Atlanta, GA                        120          10/9/98              (e)
Residence Inn-San Jose, CA                       150          11/6/98              (e)

(a) Aggregate purchase price of $118,547,000
(b) Aggregate purchase price of $19,100,000
(c) Aggregate purchase price of $59,500,000
(d) Aggregate purchase price of $83,000,000
(e) Aggregate purchase price of $89,100,000, which includes three hotels that had not been purchased as of December 31, 1998
(f) Hotel sold on October 23, 1998

         These acquisitions have been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying financial statements since the date of acquisition.

         On October 23, 1998 the Company sold its three Sierra Suites hotels for $19,950,000 to an affiliate of Rolf Ruhfus (the "Sierra Suites Buyer"), a trustee of the Company and a director of the Summerfield Lessee. The Company acquired two of the Sierra Suites hotels from affiliates of Mr. Ruhfus in July 1997, in connection with its acquisition of six Summerfield Suites hotels, and developed the third Sierra Suites hotel in 1998. In connection with the July 1997 acquisition, (a) the Company obtained the right to terminate the Summerfield Leases for its Sierra Suites hotels in certain circumstances and (b) affiliates of Mr. Ruhfus obtained the right to acquire from the Company any Sierra Suites hotels with respect to which the Company exercised its right to terminate the Summerfield Leases, for purchase prices equal to the Company's investment in those hotels. When the Sierra Suites brand was acquired by affiliates of Patriot American Hospitality, Inc. in June 1998, the Company terminated the leases for its three Sierra Suites hotels. The Sierra Suites Buyer then exercised its right to acquire those hotels. When the Company acquired two of the Sierra Suites hotels in July 1997, a portion of the purchase price was paid with 233,612 Common Units (as defined in Note 6). In connection with the sale of three Sierra Suites hotels in October 1998, the Company redeemed 233,612 Common Units with a deemed value of $3,504,000, which was applied to the purchase price.

3. LONG-TERM DEBT
         Long-term debt at December 31, 1998 consists of (a) mortgage notes collateralized by the Hampton Inn hotel located in West Palm Beach, Florida (the "Florida Mortgage Note") and a Residence Inn hotel located in Sunnyvale, California (the "California Mortgage Note"); (b) two industrial development bonds (the "Michigan Mortgage Notes"); (c) outstanding borrowings under the Company's $250 million line of credit (the "Line of Credit"); and (d) outstanding borrowings under three term loans (the "First Term Loan," "Second Term Loan" and "Third Term Loan").

         The Florida Mortgage Note is payable in equal monthly installments of $23,526, including interest at a fixed rate of 5.0% per annum through January 2002, at which time all outstanding principal and interest is due. The outstanding principal balance on the Florida Mortgage Note was approximately $3.4 million and $3.5 million at December 31, 1998 and 1997, respectively.

         The California Mortgage Note is payable in equal monthly installments of $141,331, including interest at an implied fixed rate of 7.0% per annum through June 2010, at which time all outstanding principal and interest is due. The outstanding principal balance on the California Mortgage Note was approximately $18.1 million and $14.8 million at December 31, 1998 and 1997, respectively.

         The Michigan Mortgage Notes are payable in monthly interest only payments, at a variable interest rate (3.1% and 3.8% at December 31, 1998 and 1997, respectively), which is based upon the 30-day yield of a group of tax exempt securities selected by an independent party, through December 2014, at which time all outstanding principal and interest is due. The Michigan Mortgage Notes are collateralized by irrevocable letters of credit. The outstanding principal balance on the Michigan Mortgage Notes was $10.0 million at December 31, 1998 and 1997.

         On February 19, 1998, the Company obtained its new Line of Credit. The Line of Credit is uncollateralized and has a maximum borrowing amount of $250,000,000. The interest rate on the Line of Credit is LIBOR plus 122.5 to
162.5 basis points and at December 31, 1998 borrowings under the Line of Credit bore interest at an average interest rate of approximately 6.7%. At December 31, 1998, the Company had approximately $189,000,000 in additional borrowing capacity under the Line of Credit, subject to borrowing base availability as defined under the loan agreement. The Company utilized the Line of Credit to repay borrowings outstanding on the Company's previous line of credit (the "Previous Line of Credit"). Upon closing of the Line of Credit, the Previous Line of Credit was extinguished. The Company was amortizing the loan origination fees and costs incurred in connection with the Previous Line of Credit over its original three-year term. When the Previous Line of Credit was extinguished and replaced with the Line of Credit, the loan origination fees and costs associated with the Previous Line of Credit were expensed immediately and recognized as an extraordinary loss of approximately $2,760,000 in February 1998. The outstanding principal balance on the Line of Credit and the Previous Line of Credit was $48,450,000 and $60,300,000 at December 31, 1998 and 1997, respectively.

         In March 1998, the Company entered into an interest rate cap agreement with a notional amount of $125,000,000 and a term of one year. The agreement effectively caps the interest rate on $125,000,000 of borrowings on the Line of Credit at 7.625%.

         The First Term Loan, in the principal amount of $30.0 million, bears interest at an 8.17% fixed annual rate. The First Term Loan has scheduled principal amortization over a 20-year term, with equal monthly payments of $256,250. Interest on the outstanding principal balance of the First Term Loan will accrue at 13.17% if the outstanding principal balance is not paid in full by October 11, 2007. The Company anticipates repaying the remaining principal balance of the First Term Loan on or before October 11, 2007. The outstanding principal balance on the First Term Loan was $29.3 million and $29.9 million at December 31, 1998 and 1997, respectively.

         The Second Term Loan, in the principal amount of $42.0 million, bears interest at an 8.15% fixed annual rate. The Second Term Loan has scheduled principal amortization over a 20-year term, with equal monthly payments of $355,236 commencing on April 11, 1999. Interest on the outstanding principal balance of the Second Term Loan will accrue at 13.15% if the outstanding principal balance is not paid in full by March 11, 2009. The Company anticipates repaying the remaining principal balance of the Second Term Loan on or before March 11, 2009. The outstanding principal balance on the Second Term Loan was $42.0 million at December 31, 1998 and 1997, respectively.

         The Third Term Loan, in the principal amount of $40.0 million, bears interest at a fixed annual rate of 7.02%, and has a scheduled principal amortization over a 25-year term, with equal monthly payments of $292,467 commencing on April 11, 2000. Interest on the outstanding principal balance of the Third Term Loan will accrue at 12.02% if the outstanding principal balance is not paid in full by April 11, 2010. The Company anticipates repaying the remaining principal balance of the Third Term Loan on or before April 11, 2010. The outstanding principal balance on the Third Term Loan was $40.0 million on December 31, 1998.

         At December 31, 1998, 26 of the Company's hotel properties collateralized the long-term debt described previously and 37 of the Company's hotel properties were unencumbered. Under the Company's loan agreements, the Company is required to satisfy various affirmative and negative covenants. The Company was in compliance with these covenants at December 31, 1998 and 1997.

         Aggregate annual principal payments for the Company's long-term debt at December 31, 1998 are due as follows (in thousands):

           1999                                         $  1,903
           2000                                            2,700
           2001                                           51,568
           2002                                            6,218
           2003                                            3,490
           Thereafter                                    125,304
           -----------------------------------------------------
                                                        $191,183
           =====================================================

4. SHARE OPTION AND RESTRICTED COMMON SHARE PLAN
         The Company's share incentive plan for employees and officers (the "1994 Plan") reserves 2,700,000 common shares for issuance (a) upon the exercise of incentive share options and non-qualified options or (b) as restricted shares and performance shares. Options granted under the 1994 Plan expire not more than ten years from the date of grant. The Company may grant up to 900,000 restricted shares and performance shares under the 1994 Plan. Restricted shares have voting and dividend rights from the date granted.

         The exercise price of common share options may not be less than fair market value of the common shares at the date of grant. The table below delineates information concerning outstanding common share options granted under the 1994 Plan.

                                            Weighted Average
Granted             Common Shares               Option Price
------------------------------------------------------------
1994                      250,000                    $ 10.00
1995                       20,000                      8.875
1996                      156,000                       9.75
1997                    1,292,500                      13.31
1998                        8,500                      13.03
------------------------------------------------------------
                                                     $ 12.46
============================================================

         Of the 1,727,000 common share options granted, 250,810 are incentive share options and 1,476,190 are non-qualified options. As of December 31, 1998, 1,036,166 common share options with a weighted average exercise price of $12.30 were vested and no common share options have been exercised, forfeited or terminated. The incentive share options and non-qualified options vest over varying periods, not exceeding ten and five years, respectively.

         Under the 1994 Plan, the Company has granted restricted shares to employees as follows:

      Grant          Restricted            Vesting            Vesting
       Date            Shares              Period            Beginning
--------------------------------------------------------------------------
     May 7, 1997     118,750           Seven years       February 7, 1997
 January 1, 1998      29,688             Six years        January 1, 1998
 October 9, 1998     355,000            Five years        January 1, 1999
 January 1, 1999     135,000            Five years        January 1, 1999

         Of the 638,438 restricted shares granted under the 1994 Plan, 16,963 restricted shares were vested at December 31, 1998.

         The Company's trustees share incentive plan provides for the granting of incentive share options and restricted shares to trustees. Restricted shares have voting and dividend rights from the date granted. Options granted under the trustees plan expire not more than ten years from the date of grant.

         The Company has granted an aggregate of 32,000 non-qualified options to trustees. The table below delineates information concerning outstanding common share options granted under its trustees plan.

                                        Weighted Average
Granted          Common Shares              Option Price
--------------------------------------------------------
1994                    15,000                    $10.00
1996                     3,000                     11.75
1997                     8,000                     14.27
1998                     6,000                     14.19
--------------------------------------------------------
                                                  $12.02
========================================================

         The common share options vest over varying periods not exceeding five years. As of December 31, 1998, 26,000 common share options were vested and no common share options have been exercised, forfeited or terminated.

         The Company has also granted 56,214 restricted shares to its non-employee trustees, which vest over varying periods not to exceed five years. At December 31, 1998, 42,156 restricted shares were vested.

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

         The fair value of each share option granted in 1998 and 1997 was $1.92 and $1.97 and is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions: (1) dividend of 7.0% on the common shares, (2) expected volatility of approximately 27% and 25%, respectively, in the Company's common share price, (3) a risk-free interest rate of 5.3% and 6.0% to 6.6%, respectively, and (4) an expected option life of three to six years. Compensation cost for options granted to employees, on a pro forma basis, was $526,000, $1,416,000 and $60,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                                For the Years Ended December 31,
                         -------------------------------------------------------
                                1998              1997             1996
--------------------------------------------------------------------------------
                            As      Pro       As      Pro       As     Pro
                         Reported   Forma   Reported  Forma  Reported  Forma
--------------------------------------------------------------------------------
Net income applicable
   to common
   shareholders           $26,980  $26,477  $22,783  $21,458  $8,489  $ 8,432
Diluted
   earnings per share     $  0.80  $  0.79  $  0.85  $  0.80  $ 0.66  $  0.65

5. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 (in thousands, except share and per share data):

                                               1998              1997             1996
-----------------------------------------------------------------------------------------
Numerator:
   Net income                             $     33,164       $    22,783      $     8,489
   Preferred share dividends                    (6,184)               --               --
-----------------------------------------------------------------------------------------
   Net income applicable to
      common shareholders                       26,980            22,783            8,489
   Extraordinary loss                            2,760                --               --
-----------------------------------------------------------------------------------------
   Net income applicable to common
      shareholders before
      extraordinary loss                  $     29,740       $    22,783      $     8,489
-----------------------------------------------------------------------------------------
Denominator:
   Denominator for basic
      earnings per share --
      weighted-average shares               33,482,451        26,653,835       12,891,993
   Effect of dilutive securities:
      Stock options                            167,311           260,318           37,696
      Restricted shares                         23,679            19,198            1,638
-----------------------------------------------------------------------------------------
   Denominator for diluted
      earnings per share --
      adjusted weighted
      average shares and
      assumed conversions                   33,673,441        26,933,351       12,931,327
-----------------------------------------------------------------------------------------
Earnings per share data:
   Basic-before extraordinary loss        $       0.89       $      0.85      $      0.66
   Extraordinary loss                             0.08                --               --
-----------------------------------------------------------------------------------------
   Basic                                  $       0.81       $      0.85      $      0.66
-----------------------------------------------------------------------------------------
   Diluted-before extraordinary loss      $       0.88       $      0.85      $      0.66
   Extraordinary loss                             0.08                --               --
-----------------------------------------------------------------------------------------
   Diluted                                $       0.80       $      0.85      $      0.66
=========================================================================================

6. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS
         Pursuant to the Partnership's partnership agreement, limited partners who hold common units of limited partnership interest in the Partnership ("Common Units") have redemption rights ("Redemption Rights") which enable them to redeem each of their Common Units for cash at the then current fair value of a common share or, at Innkeeper's option, common shares on a one-for-one basis. Substantially all of the Redemption Rights are currently effective. The aggregate number of

Common Units outstanding was 1,540,294 and 3,084,409 at December 31, 1998 and 1997, respectively.

         Additionally, limited partners who hold preferred units of limited partnership interest in the Partnership ("Class B Preferred Units" and collectively with the Common Units, "Units") have Redemption Rights which enable them to redeem each of their Class B Preferred Units for cash at the then current fair value of a common share or, at Innkeeper's option, common shares on a one-for-one basis. The aggregate number of Class B Preferred Units outstanding was 4,063,329 at December 31, 1998 and 1997.

         The Company pays regular quarterly distributions on its common shares and Common Units and the current quarterly distribution is $0.28 per share. Annual preferred distributions of $1.10 to $1.155 are payable on each Class B Preferred Unit, and are based on the dividends payable on the common shares. At December 31, 1998, the quarterly preferred distribution rate is $0.28875 for each Class B Preferred Unit ($1.155 on an annualized basis). The Class B Preferred Units have a preference value of $11.00 per unit, may be converted into Common Units at any time on a one-for-one basis and will be converted into Common Units on November 1, 2006 unless previously converted or redeemed.

         In May 1998, the Company sold 4,630,000 8.625% Series A cumulative convertible preferred shares of beneficial interest (the "Series A Preferred Shares") at $25 per share. The Series A Preferred Shares are convertible into
1.4811 common shares at any time and, therefore, the Company has reserved 6,857,493 common shares for issuance upon conversion. The Series A Preferred Shares are redeemable by the Company after May 18, 2003 and have no stated maturity or sinking fund requirements. The Series A Preferred Shares will automatically convert into common shares in May 2008 unless previously converted or redeemed. The Series A Preferred Shares have a liquidation preference of $25 per share and are entitled to annual dividends equal to the greater of (i) $2.15624 per share ($0.53906 per share payable quarterly) or (ii) the cash dividend paid or payable on the number of common shares into which a Series A Preferred Share is then convertible. The net proceeds of the Series A Preferred Share offering were used to repay borrowings outstanding under the Line of Credit.

         The Hotels are operated under franchise or management agreements with the Lessees as Residence Inn by Marriott, Summerfield Suites, Sunrise Suites, Hampton Inn, Courtyard by Marriott, Holiday Inn Express or Comfort Inn hotels. The Company has paid the cost of obtaining or transferring certain franchise license agreements to the IH Lessee. For certain hotels which did not require a franchise transfer fee, the Company has advanced to the IH Lessee the working capital deposit required under the IH Lessee's management agreements with Residence Inn by Marriott, Inc. ("RIBM"). The franchise and management agreements require the Lessees to pay fees based on percentages of hotel revenue. The Company has guaranteed certain of the IH Lessee's obligations under the franchise licenses and the RIBM management agreements, generally, in exchange for certain rights to substitute replacement lessees if the Company terminates the related Percentage Lease.

         Under the Percentage Leases, the Company generally is obligated to pay the costs of certain capital improvements, real estate and personal property taxes and property insurance for the Hotels. Additionally, the Company must make available to the Lessees an amount equal to 4.0% of room revenues from the Hotels, on a monthly basis, for the periodic replacement or refurbishment of furniture and equipment and certain other expenditures at the Hotels. The Second Term Loan and Third Term Loan require that the Company make available for such purposes, at the Hotels collateralizing those loans, an additional 1.0% (for a total of 5.0%) of room revenues from such Hotels.

         For the years ended December 31, 1998, 1997 and 1996, Percentage Lease revenue consists of base rents of $57,851,000, $25,580,000, and $10,212,000, respectively and percentage rents in excess of base rents of $45,171,000, $39,853,000, and $17,254,000, respectively. The Lessees have future minimum base rent commitments under the Percentage Lease agreements to the Company. Minimum future base rent revenue, under the Percentage Lease agreements, are as follows through the year 2012 (in thousands):

           Year                                          Amount
           ----------------------------------------------------
           1999                                        $ 59,042
           2000                                          59,042
           2001                                          59,042
           2002                                          59,042
           2003                                          59,042
           Thereafter                                   323,985
           ----------------------------------------------------
                                                       $619,195
           ====================================================

         The Company's Declaration of Trust limits the consolidated indebtedness of the Company to 50.0% of the Company's investment in hotels, at cost, after giving effect to the Company's use of proceeds from any indebtedness. The Company's consolidated indebtedness was approximately $191,183,000 or 25.0% of its investment in hotels, at cost, at December 31, 1998.

         The Company has two fifty-year term ground leases expiring July 2034 and May 2035, respectively, and a 98-year term ground lease expiring October 2084, on the land underlying three of its hotel properties. Minimum annual rent payable under these leases is approximately $460,000 in the aggregate.

         The Company is committed to purchase a 112-room Residence Inn by Marriott hotel located in Detroit (Livonia), Michigan for approximately $10,200,000, with closing on this hotel anticipated in March 1999. The Company is also committed to purchase a 95-room Towne Place Suites hotel located in Horsham, Pennsylvania, for approximately $8,000,000 upon completion of its development, which is anticipated in May 1999. The Company expects to fund these purchases through the Line of Credit and available cash.

         The Company has paid $100,000 to the IH Lessee for usage of office facilities in each of the years ended December 31, 1998, 1997 and 1996, respectively. This amount has been recorded in general and administrative expense in the statements of income.

         The Company places substantially all of its insurance with a full service commercial insurance broker that has developed a specialty in insuring hotels. The broker is a private company of which a trustee owns 47% of the stock. For the year ended December 31, 1998, the gross amount of premiums paid for insurance placed by this broker was approximately $930,000. See also Note 2, Acquisitions and Sales of Hotel Properties.

7. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
         The unaudited pro forma statements of income of the Company are presented as if the acquisition of the Hotels and the equity offerings in 1998 and 1997 had occurred at the beginning of the periods presented and all of the Hotels had been leased to the Lessees pursuant to Percentage Leases at the beginning of the periods presented. Such pro forma information is based in part on the consolidated statements of income of the Company and the IH Lessee. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

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

Pro Forma Consolidated Statement of Income
(in thousands, except per share data)

                                                      Years ended
                                                      December 31,
                                                ----------------------
                                                    1998          1997
----------------------------------------------------------------------
Revenue:
   Percentage Lease revenue                     $107,846       $95,035
   Other revenue                                     745         1,380
----------------------------------------------------------------------
      Total revenue                              108,591        96,415
======================================================================
Expenses:
   Depreciation                                   33,349        27,853
   Amortization of franchise costs                    95            69
   Ground rent                                       453           402
   Interest expense                               16,149        16,069
   Amortization of loan origination fees           1,047         1,439
   Real estate and personal property taxes
      and property insurance                      11,375         9,369
   General and administrative                      3,645         3,100
   Amortization of unearned compensation             544           424
----------------------------------------------------------------------
      Total expenses                              66,657        58,725
======================================================================
   Income before minority interest                41,934        37,690
   Minority interest, common                      (1,172)         (996)
   Minority interest, preferred                   (4,693)       (4,551)
----------------------------------------------------------------------
      Net Income                                  36,069        32,143
----------------------------------------------------------------------
   Preferred share dividends                      (9,983)       (9,983)
   Net income applicable to
      common shareholders                       $ 26,086       $22,160
======================================================================
   Diluted earnings per share                   $   0.76       $  0.64
======================================================================

8. SUBSEQUENT EVENTS
         On January 8, 1999, the Company purchased two Residence Inn by Marriott hotels located in Chicago (Rosemont), Illinois and Richmond, Virginia with an aggregate of 296 rooms for a cash price of approximately $31,268,000. The purchase price was funded through the Line of Credit and available cash.

         Effective March 1, 1999, the Company entered into an interest rate cap agreement with a notional amount of $100,000,000 and a term of one year. The agreement effectively caps the interest rate on $100,000,000 of borrowings on the Line of Credit at 7.625%.

9. RECENTLY ISSUED ACCOUNTING STANDARDS
         In June 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and is effective for fiscal years beginning after December 15, 1997, FAS No. 131 requires disclosure of segment data in an entity's annual financial statements and selected segment information in their quarterly report to shareholders. The Company has determined that it has only one reportable segment, therefore, no additional disclosures are required as a result of the adoption of FAS No. 131.


                                    Report of
                             Independent Accountants

To the Board of Directors and Shareholders
Innkeepers USA Trust

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders, equity and of cash flows present fairly, in all material respects, the financial position of Innkeepers USA Trust as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the three years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


Dallas, Texas
February 19, 1999, except Note 8 as to which the date is March 1, 1999

                             CORPORATE INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS                                              BOARD OF TRUSTEES
----------------------------------------------------            --------------------------------------------------------------------
JEFFREY H. FISHER                                               MILES BERGER                         C. GERALD GOLDSMITH
Chairman of the Board, Chief Executive Officer                  Chairman of the Board                Chairman of the Board
and President                                                   Mid-Town Bank Corp.                  Property Corp. International

FREDERIC M. SHAW
Chief Operating Officer and Executive Vice President            THOMAS J. CROCKER                    ROLF H. RUHFUS
                                                                Chairman of the Board                Chairman
DAVID BULGER                                                    Crocker Realty Trust                 Summerfield Corporation
Chief Financial Officer and Treasurer

MARK A. MURPHY                                                  JACK P. DeBOER                       BRUCE ZENKEL
General Counsel and Secretary                                   Chief Executive Officer              Principal
                                                                Candelwood Motel Company, Inc.       Zenkel Schoenfeld
GREGORY M. FAY
Vice President for Accounting

------------------------------------------------------------------------------------------------------------------------------------


SHAREHOLDER AND INVESTOR INFORMATION
Innkeepers USA Trust
306 Royal Poinciana Plaza
Palm Beach, Florida 33480
(561) 835-1800
(561) 835-0457 FAX
Web Site: www./inkeepersusa.com
E-mail: kpair@bellsouth.net

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will be held on Wednesday, May 5, 1999 at 9:00 a.m. EDT at:
Courtyard by Marriott Fort Lauderdale
2440 West Cypress Creek Road
Fort Lauderdale, Florida 33309

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP
2001 Ross Avenue
Suite 1800
Dallas, TX 75201

TRANSFER AGENT, REGISTRAR AND
DRIP PLAN ADMINISTRATOR
Harris Trust and Savings Bank
311 West Monroe, 11th Floor
Chicago, Illinois 60690
(312) 461-6001

STOCK LISTING
Innkeepers USA Trust is traded on the New York Stock Exchange under the symbol KPA. The number of shareholders on March 17, 1999 was approximately 10,500.

Stock Price

1998                 High         Low      Dividend
----                 ----         ---      --------
  Fourth Quarter     $11.81     $ 8.75      $0.28
  Third Quarter       13.81       9.63       0.28
  Second Quarter      16.44      12.44       0.28
  First Quarter       16.38      14.50       0.28
1997
----
  Fourth Quarter     $17.500    $14.125     $0.26
  Third Quarter       17.188     13.625      0.26
  Second Quarter      15.000     12.875      0.25
  First Quarter       15.500     13.000      0.25
1996
----
  Fourth Quarter     $13.875    $10.500     $0.225
  Third Quarter       11.250      9.500      0.225
  Second Quarter      10.250      9.000      0.225
  First Quarter       10.250      8.875      0.225
1995
----
  Fourth Quarter     $ 9.625    $ 8.625     $0.215
  Third Quarter        9.500      8.375      0.215
  Second Quarter       9.125      8.000      0.215
  First Quarter        8.625      7.125      0.194
1994
----
  Fourth Quarter     $ 9.750    $ 7.125     $0.194
  Sept. 23 1994 to
  Sept. 30 1994       10.125      9.625         --